                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                     RULE 13e-3 TRANSACTION STATEMENT UNDER
              SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                                    CPX CORP.
                                (Name of Issuer)

                                    CPX CORP.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    12616N100
                      (Cusip Number of Class of Securities)
                         -----------------------------
                             Warren G. Lichtenstein
                                    CPX Corp.
                        150 East 52nd Street, 21st Floor
                            New York, New York 10022
                         Telephone Number (212) 813-1500
                         -----------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)
                         -----------------------------
                                   Copies To:
                              Steven Wolosky, Esq.
                 Olshan Grundman Frome Rosenzweig & Wolosky LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
      This statement is filed in connection with (check the appropriate box):

a.   [X]      The filing of solicitation  materials or an information  statement subject to Regulation 14A,  Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.   [ ]      The filing of a registration statement under the Securities Act of
              1933.

c.   [ ]      A tender offer.

d.   [ ]      None of the above.

Check the following box if the  soliciting  materials or  information  statement referred to in checking box (a) are preliminary copies. [X]

Check the  following  box if the filing fee is a final  amendment  reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE
================================================================================
        TRANSACTION VALUATION*                    AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
              $94,246.45                                  $18.85
================================================================================

*       Estimated  maximum  price to be paid in lieu of issuance  of  fractional shares of Common Stock to persons who would hold (i) less than one whole share of  Common  Stock of  record  in any  discrete  account  after the proposed Reverse Stock Split Proposal based on an amount per share equal to the  product  of (a)  the  fractional  share  which  a  holder  would otherwise  be  entitled  to,  multiplied  by (b) 1,000 times the average closing  price per share of all the  Common  Stock  sold  during the ten business days prior to the date of the Reverse Stock Split.

**      Determined pursuant to Rule 0-11(b)(1) by multiplying $94,246.45 by 1/50 of 1%.

[X]     Check  Box if any  part  of  the  fee is  offset  as  provided  by  Rule
        0-11(a)(2)  and  identify the filing with which the  offsetting  fee was previously paid. Identify the previous filing by registration  statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:      $18.85            Filing Party:        CPX CORP.
Form or Registration No.:    Schedule 13E-3    Date Filed:          May 8, 2001

                                      -2-

                                  INTRODUCTION

        This Rule 13e-3 Transaction  Statement on Schedule 13E-3 (this "Schedule
13E-3") is being filed by CPX Corp.  pursuant to Section 13(e) of the Securities
Exchange  Act of 1934,  as amended,  and Rule 13e-3  thereunder.  The Company is submitting to its  stockholders a proposal to approve and adopt a Certificate of
Amendment to the Company's Restated Certificate of Incorporation providing for

                  (a) a  one-for-1,000  reverse  stock  split  of the  Company's
                  Common Stock (the "Reverse Split"); and

                  (b) a cash  payment  per share equal to the product of (i) the fractional  share which a holder  would  otherwise be entitled to,  multiplied by (ii) 1,000 times the average  closing price per share of all the Common Stock sold during the ten business days prior to the date of the Reverse Split.

Items (a) and (b) will be considered  one proposal and referred to herein as the
"Reverse  Split  Proposal."  The  Reverse  Split  Proposal is upon the terms and subject to the conditions set forth in the  Definitive  Proxy  Statement for the
Company's  Annual  Meeting  scheduled  to be held on July 19, 2001 (the  "Annual
Meeting"),  a copy of which is filed as an exhibit  hereto  and is  incorporated herein by reference in its entirety (the "Proxy Statement").  The other purposes of the Annual  Meeting are to elect three  directors,  adopt the Company's  2000
Stock Option Plan, adopt the Company's 1999 Directors Stock Option Plan,  ratify the appointment of independent  auditors and transact such other business as may properly come before the Annual Meeting.

        The  following  Cross-Reference  Sheet is  supplied  pursuant to General
Instruction  F to Schedule  13E-3 and shows the location in the Proxy  Statement filed by the Company with the  Securities  and Exchange  Commission  on June 22,
2001 (including all annexes and exhibits thereto) of the information required to be included in response to the items of this  Statement.  The information in the
Proxy  Statement,  a copy of which is  attached  hereto as  Exhibit A, is hereby expressly  incorporated  herein by reference  and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement.

                                      -3-

ITEM 1. SUMMARY TERM SHEET.

            Reg. M-A 1001
            -------------

            The  information  set forth in the Proxy Statement under the caption
            "SUMMARY TERM SHEET" is hereby incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

            (a) The  information  set  forth in the  Proxy  Statement  under the caption "PROPOSAL 1 - THE COMPANY" is hereby  incorporated herein by reference.

            Reg. M-A 1002
            -------------

            (b) The  information  set  forth in the  Proxy  Statement  under the caption "RECORD DATE AND VOTING  SECURITIES" is hereby  incorporated herein by reference.

            (c) The  information  set  forth in the  Proxy  Statement  under the captions  "PROPOSAL  1 - MARKET  FOR THE  COMPANY'S  COMMON  STOCK -
            Common  Stock  Market  Price  Information"  and  "  -  Common  Stock
            Performance" is hereby incorporated herein by reference.

            (d) The  information  set  forth in the  Proxy  Statement  under the caption  "PROPOSAL  1 -  MARKET  FOR THE  COMPANY'S  COMMON  STOCK -
            Dividend Information" is hereby incorporated herein by reference.

            (e) Not applicable.

            (f) Not applicable.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

            Reg. M-A 1003(a) through (c)
            ----------------------------

            (a) The  information  set  forth in the  Proxy  Statement  under the captions "PROPOSAL 1 - THE COMPANY," and " - ELECTION OF DIRECTORS -
            Nominees" is hereby incorporated herein by reference.

            (b) Not applicable.

            (c) The  information  set  forth in the  Proxy  Statement  under the caption  "PROPOSAL 1 - ELECTION OF  DIRECTORS - Nominees"  is hereby incorporated herein by reference.

            During the last five years, neither the Company, nor, to the best of
            its  knowledge,   any  of  its  directors,   executive  officers  or
            controlling persons,(a) have been convicted in a criminal proceeding
            (excluding traffic violations or similar misdemeanors) or (b) were a party to a civil proceeding of a judicial or administrative  body of competent  jurisdiction and as a result of such proceeding was or is subject  to a  judgment,  decree or final  order  enjoining  further violations  of, or  prohibiting  activities,  subject to, federal or state securities laws or finding any violation of such laws.

                                      -4-

            (a) The  information  set  forth in the  Proxy  Statement  under the captions  "SUMMARY  TERM  SHEET,"  "PURPOSE OF THE ANNUAL  MEETING,"
            "VOTING  RIGHTS,"  "PROPOSAL 2 - Special Factors - Background of the
            Reverse  Split,"  " -  Recommendation  of the  Board  of  Directors;
            Fairness of the  Transaction,"  " - Effect of the  Proposed  Reverse
            Split  on   Stockholders,"   "  -   Material   Federal   Income  Tax
            Consequences,"  " - Tax  Consequences to Stockholders Who Are Cashed
            Out in the Reverse Stock Split," " - Appraisal  Rights" and "Escheat
            Laws" is hereby incorporated herein by reference.

            (c) Not applicable.

            (d) The  information  set  forth in the  Proxy  Statement  under the caption  "PROPOSAL 2 - Special Factors - Appraisal Rights" is hereby incorporated herein by reference.

            (e) The  information  set  forth in the  Proxy  Statement  under the caption  "PROPOSAL 2 - Special Factors - Provisions for Unaffiliated
            Security Holders" is hereby incorporated herein by reference.

            (f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

            Reg. M-A 1005(a) through (c) and (e)
            ------------------------------------

            (a) Not applicable.

            (b) Not applicable.

            (c) Not applicable.

            (e) Not applicable.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

            Reg. M-A 1006(b) and (c)(1)-(8)
            -------------------------------

            (b) The  information  set  forth in the  Proxy  Statement  under the captions  "SUMMARY TERM SHEET," and "PROPOSAL 2 - Special  Factors -
            Effect  of the  Proposed  Reverse  Split on the  Company"  is hereby incorporated herein by reference.

            (c) The  information  set  forth in the  Proxy  Statement  under the captions  "SUMMARY  TERM  SHEET,"  "PROPOSAL  2 - Special  Factors -
            Effect of the Proposed Reverse Split on the Company" and " - Conduct
            of  the  Company's   Business  After  the  Transaction,"  is  hereby
            incorporated herein by reference.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

            Reg. M-A 1013
            -------------

            (a) The  information  set  forth in the  Proxy  Statement  under the captions  "PURPOSE  OF THE ANNUAL  MEETING,"  "PROPOSAL  2 - Special
            Factors -

                                      -5-

            Background of the Reverse Split," " - Recommendation of the Board of
            Directors;  Fairness  of the  Transaction"  " - Purpose of the Split
            Amendment," " - Benefits and  Detriments of the  Transaction  to the
            Company,"  and " - Benefits and  Detriments  of the  Transaction  to
            Affiliated and  Unaffiliated  Stockholders"  is hereby  incorporated herein by reference.

            (b) and (c) The  information  set forth in the Proxy Statement under the  captions  "PROPOSAL  2 - Special  Factors -  Background  of the
            Reverse  Split"  " -  Recommendation  of  the  Board  of  Directors;
            Fairness of the  Transaction,"  " - Benefits and  Detriments  of the
            Transaction  to the  Company," " - Benefits  and  Detriments  of the
            Transaction to Affiliated  and  Unaffiliated  Stockholders"  and " -
            Reasons  for  Undertaking  the  Transaction  at this Time" is hereby incorporated herein by reference.

            (d) The  information  set  forth in the  Proxy  Statement  under the captions  "PURPOSE  OF THE ANNUAL  MEETING,"  "PROPOSAL  2 - Special
            Factors - Effect of the Proposed Reverse Split on Stockholders," " -
            Effect of the Proposed Reverse Split on the Company," " - Conduct of
            the Company's  Business After the  Transaction," " - Source of Funds
            and  Financial  Effect of the  Transaction,"  " -  Material  Federal
            Income Tax  Consequences,"  and " - Tax Consequences to Stockholders
            Who  Are  Cashed  Out  in  the  Reverse   Stock   Split"  is  hereby
            incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

            Reg. M-A 1014
            -------------

            (a) The  information  set  forth in the  Proxy  Statement  under the captions  "PURPOSE  OF THE ANNUAL  MEETING,"  "PROPOSAL  2 - Special
            Factors - Background of the Reverse Split" " - Recommendation of the
            Board of Directors;  Fairness of the  Transaction"  " - Benefits and
            Detriments of the  Transaction to the Company," and " - Benefits and
            Detriments  of  the  Transaction  to  Affiliated  and   Unaffiliated
            Stockholders" is hereby incorporated herein by reference.

            (b) The  information  set  forth in the  Proxy  Statement  under the captions  "PROPOSAL 2 - Special  Factors - Background of the Reverse
            Split" " -Recommendation of the Board of Directors;  Fairness of the
            Transaction" " - Benefits and  Detriments of the  Transaction to the
            Company,"  and " - Benefits and  Detriments  of the  Transaction  to
            Affiliated and  Unaffiliated  Stockholders"  is hereby  incorporated herein by reference.

            (c) The  information  set  forth in the  Proxy  Statement  under the caption  "PROPOSAL 2 - Special Factors - Recommendation of the Board
            of Directors;  Fairness of the  Transaction" is hereby  incorporated herein by reference.

            (d) The  information  set  forth in the  Proxy  Statement  under the caption  "PROPOSAL 2 - Special Factors - Recommendation of the Board
            of Directors;  Fairness of the  Transaction" is hereby  incorporated herein by reference.

            (e) The  information  set  forth in the  Proxy  Statement  under the caption  "PROPOSAL 2 - Special Factors - Recommendation of the Board
            of Directors;  Fairness of the  Transaction" is hereby  incorporated herein by reference.

            (f) Not Applicable.

                                      -6-

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

            Reg. M-A 1015
            -------------

            (a) and (b) The  information  set forth in the Proxy Statement under the caption  "PROPOSAL 2 - Special Factors -  Recommendation  of the
            Board  of  Directors;   Fairness  of  the  Transaction,"  is  hereby
            incorporated herein by reference.

            (c) The  information  set  forth in the  Proxy  Statement  under the caption  "AVAILABLE  INFORMATION" is hereby  incorporated  herein by reference.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Reg. M-A 1007
            -------------

            (a) The  information  set  forth in the  Proxy  Statement  under the caption  "PROPOSAL  2 -  Special  Factors  -  Source  of  Funds  and
            Financial Effect of the Transaction" is hereby  incorporated  herein by reference.

            (b) The  information  set  forth in the  Proxy  Statement  under the caption  "PROPOSAL  2 -  Special  Factors  -  Source  of  Funds  and
            Financial Effect of the Transaction" is hereby  incorporated  herein by reference.

            (c) The  information  set  forth in the  Proxy  Statement  under the caption  "PROPOSAL  2 -  Special  Factors  -  Source  of  Funds  and
            Financial Effect of the Transaction" is hereby  incorporated  herein by reference.

            (d) The  information  set  forth in the  Proxy  Statement  under the caption  "PROPOSAL  2 -  Special  Factors  -  Source  of  Funds  and
            Financial Effect of the Transaction" is hereby  incorporated  herein by reference.

ITEM 11. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

            Reg. M-A 1008
            -------------

            (a) The  information  set  forth in the  Proxy  Statement  under the captions  "RECORD DATE AND VOTING  SECURITIES,"  "VOTING OF PROXIES"
            and   "SECURITY   OWNERSHIP   OF  CERTAIN   BENEFICIAL   OWNERS  AND
            MANAGEMENT"is hereby incorporated herein by reference.

            (b) Not applicable.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

            Reg. M-A 1012(d) and (e)
            ------------------------

            (d) The  information  set  forth in the  Proxy  Statement  under the captions  "RECORD  DATE AND VOTING  SECURITIES,"  "VOTING  PROXIES,"
            "VOTING RIGHTS" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
            AND MANAGEMENT" is hereby incorporated herein by reference.

            (e) The  information  set  forth in the  Proxy  Statement  under the captions  "PROPOSAL 2 - Special  Factors - Background of the Reverse
            Split" and " - Recommendation of the Board of Directors; Fairness of
            the Transaction" is hereby incorporated herein by reference.

                                      -7-

ITEM 13. FINANCIAL STATEMENTS.

            Reg. M-A 1010(a) and (b)
            ------------------------

            (a) The financial  information  set forth in the Company's Form 10-K for the  year  ended  March  31,  2001  and the  Forms  10-Q for the quarterly  periods  ended  June 30,  2000,  September  30,  2000 and
            December 31, 2000 is hereby incorporated herein by reference.

            (b) The pro forma  information  set forth in the Company's Form 10-K for the year ended March 31, 2001 is hereby  incorporated  herein by reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

            Reg. M-A 1009
            -------------

            (a) The  information  set  forth in the  Proxy  Statement  under the caption  "VOTING  OF  PROXIES"  is  hereby  incorporated  herein  by reference.

            (b) The  information  set  forth in the  Proxy  Statement  under the caption  "VOTING  OF  PROXIES"  is  hereby  incorporated  herein  by reference.

ITEM 15. ADDITIONAL INFORMATION.

            Reg. M-A 1011(b)
            ----------------

            The information set forth in the Proxy Statement,  together with the proxy card, is hereby incorporated herein by reference.

ITEM 16. MATERIAL TO BE FILED AS EXHIBITS.

            Reg. M-A 1016(a) through (d), (f) and (g)
            -----------------------------------------

            (a) Proxy Statement, together with the proxy card.*

            (b) Not applicable.

            (c) Not applicable.

            (d) Not applicable.

            (f) Not applicable.

            (g) Not applicable.

----------
*  Filed herewith.

                                      -8-

                                   SIGNATURES

            After due inquiry and to the best of my  knowledge  and belief,  the undersigned  certify that the  information  set forth in this statement is true, complete and correct.

                                         CPX CORP.

                                         By: /s/ Warren G. Lichtenstein
                                            ------------------------------------
                                         Name: Warren G. Lichtenstein
                                         Title: Chief Executive Officer

Dated: June 22, 2001

                                      -9-

                                  EXHIBIT INDEX

EXHIBIT                                         DESCRIPTION
-------                                         -----------

(a)                           Proxy Statement, together with the proxy card.*

(b)                           Not applicable.

(c)                           Not applicable.

(d)                           Not applicable.

(e)                           Not applicable.

(f)                           Not applicable.

(g)                           Not applicable.

----------
*  Filed herewith.

                                   EXHIBIT A

                                  SCHEDULE 14A
                                 (RULE 14A-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

                    PROXY STATEMENT PURSUANT TO SECTION 14(A)
             OF THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. )

Filed by the registrant: /X/

Filed by a party other than the registrant: / /

Check the appropriate box:

            / /         Preliminary Proxy Statement
            / /         Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)2)
            /X/         Definitive Proxy Statement
            / /         Definitive Additional Materials
            / /         Soliciting Material Under Rule 14(a)-12

                                    CPX Corp.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

            Payment of Filing Fee (Check the appropriate box):

            /X/         No fee required.

            / /         Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

            (1)         Title of each class of securities to which transaction applies:

--------------------------------------------------------------------------------

            (2)         Aggregate number of securities to which transaction applies:

--------------------------------------------------------------------------------

            (3)         Per unit price or other  underlying value of transaction
                        computed  pursuant to Exchange  Act Rule 0-11 (set forth
                        the  amount on which the filing  fee is  calculated  and
                        state how it was determined):

            (4)         Proposed maximum aggregate value of transaction:

--------------------------------------------------------------------------------

            (5)         Total fee paid:

--------------------------------------------------------------------------------

            / /         Fee paid previously with preliminary materials:

--------------------------------------------------------------------------------

            / /         Check box if any part of the fee is offset as provided
                        by Exchange Act Rule 0-11(a)(2) and identify the filing
                        for which the offsetting fee was paid previously.
                        Identify the previous filing by registration statement
                        number, or the form or schedule and the date of its
                        filing.

--------------------------------------------------------------------------------

            (1)         Amount Previously Paid:

--------------------------------------------------------------------------------

            (2)         Form, Schedule or Registration Statement No.:

--------------------------------------------------------------------------------

            (3)         Filing Party:

--------------------------------------------------------------------------------

            (4)         Date Filed:

                                      -2-

                                    CPX CORP.

                        150 EAST 52ND STREET, 21ST FLOOR
                            NEW YORK, NEW YORK 10022

                              -------------------

                     NOTICE OF ANNUAL MEETING OF STOCKHOLDER

                              -------------------

To the Stockholders:

            NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders  (the
"Meeting") of CPX Corp., a Delaware corporation (the "Company"), will be held at the offices of Olshan Grundman Frome  Rosenzweig & Wolosky LLP, 505 Park Avenue,
New York,  New York 10022,  on July 19, 2001, at 9:00 A.M.,  Local Time, for the
following purposes:

                        1.          To elect  three (3)  members of the Board of
                                    Directors  to serve  until  the next  annual
                                    meeting  of  stockholders  and  until  their
                                    successors   have  been  duly   elected  and
                                    qualified;

                        2.          To consider and act upon a proposal to amend
                                    the  Company's   Restated   Certificate   of
                                    Incorporation  to  effect  a  reverse  stock
                                    split of the Company's Common Stock;

                        3.          To consider and act upon a proposal to adopt
                                    the Company's 2000 Stock Option Plan;

                        4.          To consider and act upon a proposal to adopt
                                    the Company's  1999  Directors  Stock Option
                                    Plan;

                        5.          To ratify the  appointment of Grant Thornton
                                    LLP as the  Company's  independent  auditors
                                    for the fiscal  year ending  March 31, 2002;
                                    and

                        6.          To  transact  such  other  business  as  may
                                    properly  be brought  before the  meeting or
                                    any adjournment thereof.

            Among the matters to be  considered  at the Meeting is a proposal to amend the Company's  Restated  Certificate  of  Incorporation.  Pursuant to this proposal,  the Company would enact a 1-for-1,000  reverse stock split which,  if approved,  will enable the Company to "go private" and thus end its  obligations to file annual and periodic  reports and make other filings with the  Securities and Exchange Commission.

            The Board of  Directors  has fixed the close of business on June 19,
2001 as the record  date for the  Meeting.  Only  stockholders  of record on the stock  transfer  books of the  Company at the close of business on that date are entitled to notice of, and to vote at, the Meeting.

            YOU ARE  REQUESTED,  WHETHER  OR NOT YOU PLAN TO BE  PRESENT  AT THE
MEETING,  TO MARK, DATE, SIGN AND RETURN PROMPTLY THE ACCOMPANYING  PROXY IN THE
ENCLOSED  ENVELOPE  TO WHICH NO POSTAGE  NEED BE AFFIXED IF MAILED IN THE UNITED
STATES.

                                      -1-

            You may  revoke  your  Proxy for any reason at any time prior to the voting  thereof,  and if you attend the meeting in person you may  withdraw  the
Proxy and vote your own shares.

                                          By Order of the Board of Directors

                                          Warren G. Lichtenstein
                                          CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Dated:      New York, New York
            June 22, 2001

                                    CPX CORP.
                        150 EAST 52ND STREET, 21ST FLOOR
                            NEW YORK, NEW YORK 10022

                             ----------------------

                                 PROXY STATEMENT
                                       FOR
                         ANNUAL MEETING OF STOCKHOLDERS

                             ----------------------

                                  INTRODUCTION

            This Proxy Statement is being furnished to stockholders by the Board of Directors of CPX Corp., a Delaware corporation (the "Company"), in connection with the  solicitation  of the  accompanying  Proxy  for use at the 2001  Annual
Meeting of Stockholders of the Company (the "Meeting") to be held at the offices of Olshan  Grundman Frome  Rosenzweig & Wolosky LLP, 505 Park Avenue,  New York,
New  York  10022,  on  July  19,  2001,  at 9:00  A.M.,  local  time,  or at any adjournment thereof.

            The  principal  executive  offices of the Company are located  at150
East 52nd Street, 21st Floor, New York , New York 10022. The approximate date on which  this Proxy  Statement  and the  accompanying  Proxy will first be sent or given to stockholders is June 22, 2001.

                          PURPOSE OF THE ANNUAL MEETING

            At the Meeting,  stockholders  will be asked: (1) to elect three (3)
members of the Board of  Directors  to serve  until the next  annual  meeting of stockholders  and until their  successors  have been duly elected and qualified;
(2) to  consider  and act  upon a  proposal  to  amend  the  Company's  Restated
Certificate  of  Incorporation  to effect a reverse stock split of the Company's
Common  Stock;  (3) to consider  and act upon a proposal to adopt the  Company's
2000 Stock  Option  Plan;  (4) to consider  and act upon a proposal to adopt the
Company's  1999 Directors  Stock Option Plan;  (5) to ratify the  appointment of
Grant  Thornton LLP as the  Company's  independent  auditors for the fiscal year ending March 31, 2002;  and (6) to transact such other  business as may properly be brought before the meeting or any adjournment thereof.

            Among the matters to be  considered  at the Meeting is a proposal to amend the  Company's  Restated  Certificate  of  Incorporation  to provide for a
1-for-1,000  reverse  stock split.  If approved,  this  proposal will enable the
Company to "go private" and thus end its obligations to file annual and periodic reports and make other filings with the Securities and Exchange  Commission (the
"SEC").  The  purpose  behind  the  proposal  to amend  the  Company's  Restated
Certificate  of  Incorporation  is to (i)  eliminate the costs  associated  with filing  documents  under the  Securities  Exchange Act of 1934,  as amended (the
"1934  Act") with the SEC,  (ii) reduce the costs of  administering  stockholder accounts and  responding to  stockholder  requests,  (iii) provide  liquidity to stockholders  holding a small number of shares and (iv) provide the Company with greater  flexibility in the management of the Company's  capitalization  and the ability to pursue potential acquisition opportunities in the future.

                               SUMMARY TERM SHEET

            The  following  summary  briefly  describes the reverse stock split.
While this summary  describes the material  terms that you should  consider when evaluating the reverse stock split, the Proxy Statement contains a more detailed description of such terms.  We encourage you to read this entire Proxy Statement and the  documents we have  incorporated  by reference  before  voting.  We have included section references to direct you to a more complete  description of the topics described in this summary.

            If the  reverse  stock  split  is  completed,  stockholders  holding fractional  shares of our common  stock  will  receive a price per share in cash based upon the average  closing price of our common stock during the 10 business days prior to the reverse  stock split for each  fractional  share of our common stock.  Stockholders  who do not vote in favor of the  reverse  stock split will have the right to dissent  and to seek  appraisal  of the fair  market  value of their shares if they comply with Delaware law procedures.  Please read "PROPOSAL
2 -  PROPOSAL  TO AMEND  THE  COMPANY'S  AMENDED  AND  RESTATED  CERTIFICATE  OF
INCORPORATION  TO EFFECT A REVERSE STOCK SPLIT OF THE COMMON STOCK" beginning on page 15,  "-  Special  Factors"  beginning  on page  16,  "-  Appraisal  Rights"
beginning on page 29 and "- Escheat  Laws"  beginning on page 32. If the reverse stock split is completed, stockholders with less than 1,000 shares of our common stock  before the  reverse  stock  split will have no  further  interest  in the corporation.  Assuming the reverse  stock split  became  effective on the Record
Date, the price per share paid for fractional shares would be $.0875 (calculated based on the average  daily  closing  prices of the Common Stock for the 10 days immediately  preceding the Record Date). The total consideration to be paid as a result of the reverse stock split based on this assumed  purchase price would be approximately $92,000.

            As a result of the reverse stock split:

o           stockholders  who have fewer than 1,000  shares of our common  stock before the reverse  stock split will  receive  cash in exchange  for their  shares  of our  common  stock  and  will no  longer  have any interest in our future earnings or growth; and

o           we will have fewer than 300  stockholders  and  therefore we will no longer  be a public  company  and  accordingly  we will no longer be subject to the periodic  reporting  requirements  and proxy rules of the 1934 Act.

Please read "PROPOSAL 2 - Special Factors - Effect of the Proposed Reverse Split
on  Stockholders"  beginning  on page 24 and "- Effect of the  Proposed  Reverse
Split on the Company" beginning on page 25.

            The board of directors has  determined  that the reverse stock split is advisable  and in the best  interests of the Company and its  affiliated  and unaffiliated  stockholders  and  recommends  that you approve the reverse  stock split.  Please read "PROPOSAL 2 - Special Factors - Recommendation  of the Board
of Directors; Fairness of the Transaction" beginning on page 18.

            The reverse stock split must be approved by the affirmative  vote of greater than 50% of the  outstanding  shares of our common  stock,  or 7,316,993 shares. Warren Lichtenstein,  our Chief Executive Officer, President,  Secretary
and Treasurer,  owns an aggregate of 4,687,762 shares of our common stock, which represents  32% of the  common  stock  outstanding  on the  record  date for the meeting.  Mr.  Lichtenstein  has  stated  that he  intends to vote his shares of common stock for the reverse stock split. No other executive officer or director of the Company owns any shares of our common stock.  Please read "VOTING RIGHTS"
beginning on page 5.

                                      -2-

            Under state  escheat  laws,  any cash for  fractional  interests not claimed by the  stockholder  entitled  to it may  escheat to, and be claimed by, various states. See "PROPOSAL 2 - Escheat Laws" beginning on page 32.

            The  receipt  of cash in the  reverse  stock  split by you will be a taxable  transaction  to you in the same way as if you sold  your  shares in the market  for the same price as the price per share  paid for  fractional  shares.
Please read "PROPOSAL 2 - Special Factors - Tax Consequences to Stockholders Who
Are Cashed Out in the Reverse Split" on page 28.

               If you have more questions about the reverse stock split or would like  additional  copies of this  Proxy  Statement,  you should  contact  Warren
Lichtenstein at CPX Corp., 150 East 52nd Street,  21st Floor, New York, New York
10022, Telephone: (212) 813-1500.

                                      -3-

                        RECORD DATE AND VOTING SECURITIES

            Only  stockholders  of record at the close of  business  on June 19,
2001, the record date (the "Record  Date") for the Meeting,  will be entitled to notice of, and to vote at, the Meeting and any  adjournment  thereof.  As of the close of business on the Record Date, there were 14,633,985  outstanding  shares of the Company's common stock,  $0.001 par value per share (the "Common Stock").
Each of such shares is entitled to one vote.  There was no other class of voting securities  of  the  Company  outstanding  on  that  date.  A  majority  of  the outstanding shares present in person or by proxy is required for a quorum.

                                VOTING OF PROXIES

            Shares of Common Stock  represented  by Proxies,  which are properly executed,  duly  returned and not revoked will be voted in  accordance  with the instructions  contained therein.  If no specification is indicated on the Proxy, the  shares  of  Common  Stock  represented  thereby  will be voted  (i) for the election as  Directors  of the persons who have been  nominated  by the Board of
Directors,  (ii) in favor of amending  the  Company's  Restated  Certificate  of
Incorporation  to effect the reverse stock split of the Company's  Common Stock,
(iii) in favor of adopting  the 2000 Stock Option Plan of the Company (the "2000
Plan")  (iv) in favor of  adopting  the 1999  Directors  Stock  Option Plan (the
"Directors Plan"), (v) for the ratification of the appointment of Grant Thornton
LLP as the Company's independent auditors for the year ending March 31, 2002 and
(vi) for any other matter unknown a reasonable time before the solicitation that may properly be brought  before the Meeting in  accordance  with the judgment of the person or persons  voting the Proxies.  The  execution of a Proxy will in no way affect a stockholder's  right to attend the Meeting and vote in person.  Any
Proxy  executed  and  returned  by a  stockholder  may be  revoked  at any  time thereafter  if written  notice of  revocation  is given to the  Secretary of the
Company  prior  to the vote to be taken at the  Meeting,  or by  execution  of a subsequent  Proxy  which is  presented  to the  Meeting,  or if the  stockholder attends the Meeting and votes by ballot, except as to any matter or matters upon which a vote shall have been cast  pursuant to the  authority  conferred by such
Proxy prior to such revocation.

            The cost of solicitation of the Proxies being solicited on behalf of the Board of Directors  will be borne by the Company.  In addition to the use of the mails, proxy  solicitation may be made by telephone,  telegraph and personal interview by officers, directors and employees of the Company. Approximately ten days prior to the Meeting date,  notices will be mailed to stockholders who have not yet returned their proxies  reminding them to vote. The form of such notices is attached  hereto as Appendix A. The Company  will,  upon  request,  reimburse brokerage houses and persons holding Common Stock in the names of their nominees
for  their  reasonable   expenses  in  sending  soliciting   material  to  their
principals.

            The Company has retained Mackenzie Partners,  Inc.  ("Mackenzie") to solicit proxies at a cost of approximately  $10,000,  plus certain out-of-pocket expenses.  If the Company  requests  Mackenzie to perform  additional  services,
Mackenzie will bill the Company at its usual rate.

                                      -4-

                                  VOTING RIGHTS

            Holders of shares of Common  Stock are entitled to one vote for each share held on all matters.

            The holders of a majority of the outstanding shares of Common Stock, whether present in person or represented by proxy,  will constitute a quorum for each of the  matters  identified  in the notice of  meeting,  as well as for any other matters that may come before the meeting.

            Broker "non-votes" and the shares as to which a stockholder abstains from voting are included for purposes of determining  whether a quorum of shares is present at a  meeting.  A broker  "non-vote"  occurs  when a nominee  holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have  discretionary  voting power with respect to that item and has not received instructions from the beneficial owner.

            A  plurality  of the votes  cast is  required  for the  election  of directors. In tabulating the vote on the election of directors,  abstentions and broker "non-votes" will be disregarded and will have no effect on the outcome of such vote.

            The  affirmative  vote of a majority  of the  outstanding  shares of
Common  Stock is  required  to approve the  reverse  stock  split.  Accordingly, abstentions  and broker  non-votes  will have the same effect as a negative vote with respect to this proposal.

            The  affirmative  vote of a majority of the votes cast by holders of
Common Stock is required to approve the adoption of the 2000 Plan, the Directors
Plan and the  proposal  to ratify the  appointment  of Grant  Thornton  LLP.  In tabulating  the vote on the  proposals  to approve the adoption of the 2000 Plan and  Directors  Plan  and to  ratify  the  appointment  of Grant  Thornton  LLP, abstentions,  withholding  of  authority  to vote or  broker  non-votes  are not considered  shares  entitled  to vote on the  proposal  and are not  included in determining  whether the adoption of the 2000 Plan,  the  Directors  Plan or the appointment of Grant Thornton LLP is approved.

                                      -5-

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

            The following table sets forth information  concerning  ownership of the Company's  Common Stock, as of June 19, 2001, by each person known to be the beneficial  owner of more than five  percent of the Common Stock and the address of such individuals or entities,  each director,  nominees for director,  and by all directors and executive officers of the Company as a group:

                                                                                                        Percentage of
                                                                       Pre-Split         Shares to be     Outstanding
                                                  Pre-Split Amount    Percentage of      Beneficially      Common
                       Name                         and Nature of      Outstanding         Owned if       Stock if
                                                     Beneficial          Common          Proposal 2      Proposal 2
               of Beneficial Owner                   Ownership            Stock          is Approved     is Approved
               -------------------                   ---------            -----          -----------     -----------

Warren G. Lichtenstein (1)(2)
150 E. 52nd Street, 21st Floor
New York, New York 10022                             4,687,762              32.0%           4,688           34.5%

Steel Partners II, L.P.
150 E. 52nd Street, 21st Floor
New York, New York 10022                             2,180,362              14.9%           2,180           16.0%

J. Ezra Merkin
Gabriel Capital Corp.
450 Park Avenue
New York, New York 10022                               740,797(3)            5.1%             741            5.5%

Larry Callahan                                             -0-               -0-              -0-              0%

Steven Wolosky                                             -0-               -0-              -0-              0%

All directors and executive officers as a group
(3 persons)                                          4,687,762              32.0%           4,688           34.5%

(1)         Consists of (i) 2,180,362  shares owned by Steel  Partners II, L.P., an entity controlled by Mr. Lichtenstein,  and (ii) 2,507,400 shares owned directly by Mr. Lichtenstein.
(2)         More  than  one  beneficial  owner  is  listed  above  for the  same securities since the shares owned beneficially by Steel Partners II,
            L.P.  are  included  in  the  shares   beneficially   owned  by  Mr.
            Lichtenstein. See note (1) above.
(3)         Based on  Schedule  13G filed  jointly in  February  2000 by J. Ezra
            Merkin and Gabriel Capital  Corporation  ("Gabriel").  Mr. Merkin is
            deemed the  beneficial  owner of 740,797  shares of Common  Stock by virtue of (i) his position as General  Partner,  president  and sole stockholder  of Gabriel,  which owns 299,282  shares of Common Stock and (ii) Gabriel,  as the  investment  advisor to Ariel Fund Limited
            ("Ariel"),  having the power to vote and to direct the voting of and the power to  dispose  and  direct the  disposition  of the  441,515 shares of Common Stock owned by Ariel.

                                   PROPOSAL 1

                              ELECTION OF DIRECTORS

NOMINEES

            Each of the  nominees  named below has  consented to be named in the
Proxy Statement and serve as a director until  expiration of his respective term and until such  nominee's  successor has been elected and qualified or until the earlier resignation or removal of such nominee. Unless otherwise specified,  all
Proxies  received  will be voted in favor of the election of the nominees  named below as  directors of the  Company,  to serve until the next annual  meeting of
Stockholders of the Company and until their successors shall be duly elected and qualified.  Directors  shall be elected by a  plurality  of the votes  cast,  in person or by proxy, at the Meeting. The terms of the current directors expire at the Meeting and when their successors are duly elected and qualified. Management has no reason to believe that any of the nominees will be unable or unwilling to serve as a  director,  if  elected.  Should  any of the  nominees  not  remain a candidate for election at the date of the Meeting,  the Proxies will be voted in favor of those  nominees who remain  candidates  and may be voted for substitute nominees  selected  by the  Board  of  Directors.  All  nominees  are  currently directors  of the Company.  The names of the  nominees  and certain  information concerning them are set forth below:

                                                                                                                     FIRST YEAR
NAME                          PRINCIPAL OCCUPATION                                                  AGE           BECAME DIRECTOR
----                          --------------------                                                  ---           ---------------

Warren G. Lichtenstein        DIRECTOR.  President and Chief  Executive  Officer of the Company      35                1999
                              since 35 1999 June 23, 1999 and  Secretary  and  Treasurer of the
                              Company since May 3, 2001. Mr. Lichtenstein has been the Chairman of  the  Board,  Secretary  and  the  Managing  Member  of  Steel
                              Partners,  L.L.C., the general partner of Steel Partners II, L.P.
                              ("Steel  Partners"),  since January 1, 1996.  Prior to such time,
                              Mr.  Lichtenstein  was  the  Chairman  and a  director  of  Steel
                              Partners, Ltd., the general partner of Steel Partners Associates,
                              L.P.,  which was the general  partner of Steel Partners from 1993
                              and  prior  to  January  1,  1996.  Mr.   Lichtenstein   was  the
                              acquisition/risk  arbitrage analyst at Ballantrae Partners, L.P., a  private  investment  partnership  formed  to  invest  in  risk arbitrage, special situations and undervalued companies, from

                                      -7-

                              1988 to 1990.  Mr.  Lichtenstein  has  served  as a  director  of
                              WebFinancial Corporation, a consumer and commercial lender, since
                              1996 and as its  President  and  Chief  Executive  Officer  since
                              December  1997.  He  has  served  as a  director  and  the  Chief
                              Executive  Officer of Gateway  Industries,  Inc.,  a provider  of database development and website design and development services, since  1994 and as the  Chairman  of the  Board  since  1995.  Mr
                              Lichtenstein  is  a  director  of  the  following  publicly  held companies:  Tandycrafts,  Inc., a manufacturer  of picture frames
                              and  framed   art,   Puroflow   Incorporated,   a  designer   and
                              manufacturer of precision  filtration devices,  ECC International
                              Corp.,  a  manufacturer   and  marketer  of   computer-controlled
                              simulators  for  training  personnel to perform  maintenance  and operator procedures on military weapons,  and US Diagnostic Inc., an operator of outpatient  medical diagnostic imaging and related facilities.  He is a former director of Saratoga  Beverage Group,
                              Inc.,   a   beverage   manufacturer   and   distributor,    Alpha
                              Technologies,  Inc., an electronics components  manufacturer,  SL
                              Industries,  Inc.,  a designer and  manufacturer  of data quality systems,  Tech-Sym  Corporation,  an electronics  engineering and manufacturing company, and PLM International,  Inc., an equipment leasing company.  Mr. Lichtenstein also served as Chairman of the
                              Board of Aydin  Corporation,  a provider of products  and systems
                              for  the  acquisition  and   distribution  of  information   over
                              electronic  communications  media, from October 5, 1998 until its sale to L-3 Communications Corporation ("L-3") in April 1999 at a
                              price  of  $13.50  per  share,  which  represents  a  premium  of approximately  39% over the reported  closing  price of $9.69 per share the day preceding the announced  transaction  with L-3. The business address of Mr.  Lichtenstein is 150 E. 52nd Street, 21st
                              Floor, New York, New York 10022.

Steven Wolosky                DIRECTOR.  Partner,  Olshan  Grundman Frome  Rosenzweig & Wolosky      45                1999
                              LLP, counsel to Steel Partners II, L.P., since prior to 1996. Mr.
                              Wolosky is also Assistant Secretary of WHX Corporation.

Larry Callahan                DIRECTOR.  Special situations analyst, Huntleigh Securities since          38                1999
                              February 1998. Prior to that Mr. Callahan was a portfolio manager with Linder Funds since prior to 1996.

RECOMMENDATION OF THE BOARD OF DIRECTORS

THE  BOARD  OF  DIRECTORS  RECOMMENDS  A VOTE  FOR THE  ELECTION  OF EACH OF THE
NOMINEES.

                                      -9-

BOARD MEETINGS AND COMMITTEES

            The Board of  Directors  did not hold any  meetings  during the year ended March 31, 2001.  From time to time,  the members of the Board of Directors act by unanimous written consent pursuant to the laws of the State of Delaware.

            The  Board  of  Directors  has  a  Stock  Option  and   Compensation
Committee,  which  administers  the 2000 Plan and the Directors  Plan, and makes recommendations  concerning salaries and incentive compensation for employees of and  consultants  to the  Company,  and an Audit  Committee,  which  reviews the
Company's  financial  statements and  accounting  policies,  resolves  potential conflicts of interest, receives and reviews the recommendations of the Company's independent  auditors and confers with the Company's  independent  auditors with respect to the training and supervision of internal accounting personnel and the adequacy of internal  accounting  controls.  The Stock  Option and  Compensation
Committee is currently  composed of Steven  Wolosky and Larry Callahan and Audit
Committee is currently  composed of Steven Wolosky and Larry  Callahan.  Neither the Stock  Option and  Compensation  Committee or the Audit  Committee  held any meetings  during Fiscal 2001.  The Board of Directors  does not presently have a
Nominating Committee,  the customary functions of such committee being performed by the entire Board of Directors.

REPORT OF THE AUDIT COMMITTEE

            The  Audit  Committee  held a  meeting  on June 6,  2001 in order to review and discuss the  audited  financial  statements  with  management  and to discuss with the  independent  auditors the matters  required to be discussed by
SAS 61. The Audit  Committee has also received the written  disclosures  and the letter from Grant Thornton LLP, the Company's independent auditors,  required by
Independence  Standards  Board  Standard  No.  1 and has  discussed  with  Grant
Thornton  LLP  the  independent  auditor's  independence.  Based  on  the  Audit
Committee's discussions with management and Grant Thornton LLP and its review of the audited financial  statements and disclosure from the independent  auditors, the Audit  Committee  recommended  to the Board of  Directors  that the  audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended March 31, 2001 for filing with the SEC.  The  Company's  Board of
Directors has not adopted a written charter for the Audit Committee.

                        Submitted by the Audit Committee
                                    Steven Wolosky
                                    Larry Callahan

BOARD OF DIRECTORS COMPENSATION

            The Company does not currently  compensate  the members of the Board of Directors.  Directors are reimbursed for their expenses incurred in attending meetings of the Board of Directors.  In connection with their appointment to the
Board of Directors and subject to stockholder approval, Steven Wolosky and Larry
Callahan  each  received  options to  purchase  150,000  shares of Common  Stock pursuant  to the terms of the  Directors  Plan.  See  "PROPOSAL  4 - APPROVAL OF
ADOPTION OF THE 1999 DIRECTORS  STOCK OPTION PLAN" for a summary  description of the Directors Plan.

                                      -10-

                                   MANAGEMENT

EXECUTIVE COMPENSATION

            Mr. Lichtenstein has served as Chief Executive Officer and President of the Company since June 23, 1999 and as Secretary and Treasurer of the Company
since May 3, 2001. Mr.  Lichtenstein did not receive any  compensation  from the
Company  for the fiscal  year ended March 31, 2001 and no officer of the Company at March 31, 2001  received  compensation  in excess of $100,000  for the fiscal year ended March 31, 2001.

STOCK OPTION GRANTS AND OPTION VALUES

            During the fiscal years ended March 31, 2001,  2000 and 1999,  there were no stock options granted to the Chief Executive Officer of the Company.  At
March 31,  2001,  the Chief  Executive  Officer of the  Company did not hold any stock  options and the Chief  Executive  Officer did not exercise any options in
Fiscal 2001.

EMPLOYMENT AGREEMENTS

            The  Company  currently  has  no  employment   agreements  with  any
executive officer.

                                      -11-

                      MARKET FOR THE COMPANY'S COMMON STOCK

Common Stock Market Price Information

            The Company's  Common Stock is traded on the "Pink Sheets" under the symbol "CPRO". The following table shows, for the quarters indicated,  the range of bid prices for the Company's Common Stock as quoted by the Pink Sheets, LLC.

                                                                       COMMON STOCK
                                                                       ------------
                                                                   HIGH              LOW
                                                                   ----              ---
FISCAL 2002
-----------

First Quarter (through June 15, 2001) ....................     $    0.090         $    0.087

FISCAL 2001
-----------

First Quarter ............................................     $    0.150         $    0.080
Second Quarter ...........................................     $    0.085         $    0.085
Third Quarter ............................................     $    0.110         $    0.085
Fourth Quarter ...........................................     $    0.095         $    0.083

FISCAL 2000
-----------

First Quarter ............................................     $    0.210         $    0.100
Second Quarter ...........................................     $    0.290         $    0.140
Third Quarter ............................................     $    0.110         $    0.070
Fourth Quarter ...........................................     $    0.190         $    0.070

FISCAL 1999
-----------

First Quarter ............................................     $    4.063         $    2.938
Second Quarter ...........................................     $    3.500         $    0.063
Third Quarter ............................................     $    0.125         $    0.020
Fourth Quarter ...........................................     $    0.180         $    0.030

            On May 2, 2001,  the last full trading day prior to the day on which the Preliminary  Proxy Statement was first filed with the SEC, the closing price for the Company's Common Stock on the "Pink Sheets" was $.088.

            On June 18, 2001, the last trading day prior to the Record Date, the closing price for the Company's Common Stock on the "Pink Sheets" was $.087.

            The  market  price for the  Company's  Common  Stock is  subject  to fluctuation and stockholders are urged to obtain current market quotations.

Dividend Information

            The Company  has never paid any  dividends  on its Common  Stock and does not intend to pay such  dividends in the  foreseeable  future.  The Company currently intends to retain any future earnings for its development and growth.

                                      -12-

COMMON STOCK PERFORMANCE

            The  following  graphs  compare the  cumulative  total return on the
Common  Stock to the total  returns of the Russell  3000 and a selection of peer issuers with similar market  capitalizations as the Company.  In previous years, the Company had compared its Common Stock  performance to that of the Standard &
Poor's SmallCap 600 and the Hambrecht & Quist Healthcare Index;  however,  since the Company currently has no operating business and its shares are traded on the
"Pink  Sheets",  the  Company  believes  that it is more  meaningful  to use the
Russell  3000  and a peer  group  comprised  of  entities  with  similar  market capitalizations as the Company as a useful basis for comparison. The Company has selected the following  companies in its peer group: CTI Industries Corp.; Essex
Bancorp, Inc.; EXX, Inc. (Class B); Healthwatch,  Inc.; Healthy Planet Products,
Inc.; K2 Digital,  Inc.; Lightning Rod Software,  Inc.; Open Plan Systems, Inc.;
Petrominerals  Corp.;  Plymouth Rubber,  Inc. (Class A); Plymouth  Rubber,  Inc.
(Class B); Sames  Corporation;  Sel-Leb  Marketing,  Inc.; Star Multi-Care SVCS;
Streamedia Communications,  Inc.; Total Containment,  Inc.; Trader.com NV (Class
A); VDC Communications,  Inc. The graphs assume that the value of the investment in the Company, the index and the peer group was $100 on March 29, 1996 and that all dividends were reinvested.

COMPARISON OF CUMULATIVE TOTAL RETURN OF CPX CORP.,
RUSSELL 3000 INDEX AND PEER GROUP INDEX

                             ------------------------------------FISCAL YEAR ENDING--------------------------------
Company/Index/Market         3/29/1996      3/31/1997       3/31/1998       3/31/1999      3/31/2000      3/30/2001
--------------------         ---------      ---------       ---------       ---------      ---------      ---------
CPX Corp.                     100.00           40.87          23.02             .79            .63            .55
Peer Group                    100.00          110.29          94.19           56.12          52.57          14.01
Russell 3000 Index            100.00          116.50         172.07          194.21         234.53         180.21

                                      -13-

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

            Section 16(a) of the Securities  Exchange Act, as amended,  requires the Company's officers and directors,  and persons who own more than ten percent of a registered  class of the Company's  equity  securities,  to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than ten percent  stockholders are required by the SEC's  regulations to furnish the  Company  with copies of all Section  16(a) forms they file.  During  Fiscal
2001,  to the best  knowledge of the Company,  all of such forms were filed in a timely  manner,  with the exception of a transaction by Warren  Lichtenstein  in
June 2000 which was inadvertently reported late on a Form 5.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

            Steven  Wolosky,  a director of the Company,  is a member of the law firm of Olshan Grundman Frome  Rosenzweig & Wolosky LLP, which law firm has been retained by the Company  during the last fiscal  year.  Fees  received  from the
Company  by such firm  during  the last  fiscal  year did not  exceed 5% of such firm's or the Company's revenues.

THE COMPANY

            CPX Corp. was incorporated  under the laws of the State of Delaware.
The Company currently has no operating business.  Management is pursuing various strategic alternatives which include the possible use of the Company's remaining net assets to acquire, merge, consolidate or otherwise combine with an operating
business  or  businesses;   however,   there  is  no  assurance  that  any  such
alternatives will occur.

            The  Company,  under its former  name  "CellPro",  filed a voluntary petition for  reorganization  under Chapter 11 of the United  States  Bankruptcy
Code on October 28,  1998,  Case No.  98-13604 in the United  States  Bankruptcy
Court for the Western District of Washington,  Judge Karen Overstreet presiding, and the Company commenced  liquidation shortly thereafter.  On May 21, 1999, the
Bankruptcy Court issued an order confirming the Company's Second Amended Plan of
Reorganization  (the "Plan") dated as of May 10, 1999. The effective date of the
Plan occurred on June 1, 1999. Under such Plan, certain  pre-petition  creditors of the Company  were issued cash and  property  for  extinguishing  their claims against the  Company.  The Company  entered into a  Settlement  Agreement  dated
September 1998 with The John Hopkins  University,  Becton  Dickinson and Company
and Baxter  Healthcare  Corporation  pursuant to which the  Company  made a cash payment to settle  certain  patent  litigation.  The Company also entered into a
Securities  Settlement Agreement to extinguish a certain securities class action claim  and a Florida  Securities  Settlement  Agreement  to  extinguish  a state securities action, both for cash payments.

            The Company  announced  in June 1999 that it had changed its name to
CPX  Corp.  from  CellPro,  Incorporated.  Also  during  June  1999 the  Company
distributed   funds  to  equity   holders  and  in  September  1999  made  final
distribution  of  funds to  equity  holders  having  received  the $1.4  million proceeds from a legal settlement.

                            -------------------------

                                      -14-

            PROPOSAL 2 - PROPOSAL TO AMEND THE COMPANY'S AMENDED AND
                RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A
                     REVERSE STOCK SPLIT OF THE COMMON STOCK

            The Board of Directors has unanimously adopted resolutions declaring the advisability of, and submits to the stockholders for approval,  an amendment
(the "Split Amendment") to the Restated Certificate of Incorporation effecting a reverse  stock split of the  outstanding  Common Stock as of 6:00 p.m.  (Eastern
Time) on the date the Split  Amendment  is filed with the  Secretary of State of the State of Delaware (the "Effective Date") pursuant to which each 1,000 shares of Common  Stock then  outstanding  will be  converted  into one share of Common
Stock (the "Reverse Split").  In lieu of issuing the fractional shares that will result from (i) the Reverse Split to  stockholders  of record of less than 1,000 shares  immediately  prior to the  Reverse  Split or (ii) the  Reverse  Split to stockholders of record of shares greater than 1,000 shares  immediately prior to the Reverse Split to the extent that any of such holders  would have  fractional shares after the Reverse  Split,  the Company will make a cash payment  based on the  average  daily  closing  price per share of the  Common  Stock on the "Pink
Sheets" for the 10 trading days  immediately  preceding the  Effective  Date, as discussed below. The Effective Date, which determines the amount of the Purchase
Price (as defined  below),  shall in no event occur later than 30 days following the date of the Meeting.  The text of the Split  Amendment is attached hereto as
Appendix  B. The  filing  of the Split  Amendment  and the  consummation  of the
Reverse  Split,  including  the making of cash  payments to  stockholders  whose shares of  Common  Stock are  converted  into less than a whole  share of Common
Stock  in  the  Reverse  Split,  are  collectively  referred  to  herein  as the
"Transaction."

            Promptly  after the Reverse  Split is approved by the  stockholders, the Company will  terminate the  registration  of its Common Stock under Section
12(g)  of the 1934 Act by  filing  a Form 15 with  the SEC  certifying  that the
Common  Stock  is held of  record  by less  than  300  persons.  Termination  of registration of the Common Stock shall take effect 90 days  thereafter,  or such shorter period as the SEC may determine. The Company's duty to file periodic and other reports under Section 13(a) of the 1934 Act shall be suspended immediately upon filing a Form 15,  provided,  however,  that if the Form 15 is subsequently withdrawn or denied,  the Company  shall,  within 60 days after the date of such withdrawal  or  denial,  file  with the SEC all  reports  that  would  have been required had the Form 15 not been filed.

                                      -15-

            The net effect of the  Transaction  on the  holders of Common  Stock will be as follows:

STOCKHOLDER AS OF EFFECTIVE DATE                 NET EFFECT AFTER TRANSACTION

Registered stockholders holding 1,000 or more    Shares of Common  Stock will be converted on
shares  of Common  Stock in a record  account    a 1 for 1,000  basis,  including  fractional
immediately prior to the Reverse Split.          shares.  With  respect  to  stockholders  of
                                                 record of an odd  number  of shares  greater
                                                 than 1,000 shares  immediately  prior to the
                                                 Reverse Split,  the Company will make a cash
                                                 payment  in lieu of issuing  any  fractional
                                                 shares.  See "Special Factors - Cash Payment
                                                 in Lieu of Shares" below.

Registered  stockholders  holding  fewer than    Shares of Common Stock will be cashed out at
1,000  shares  of  Common  Stock  in a record    a price based on the average  closing  price
account  immediately  prior  to  the  Reverse    of the  Common  Stock  during  the ten  days
Split.                                           prior  to the  Reverse  Split.  You will not
                                                 have to pay any commissions or other fees on
                                                 this cash-out.  Holders of these shares will
                                                 not have any continuing  equity  interest in
                                                 the  Company.  See  "Special  Factors - Cash
                                                 Payment in Lieu of Shares" below.

            ANY HOLDER OF RECORD OF LESS THAN 1,000  SHARES OF COMMON  STOCK WHO
DESIRES TO RETAIN AN EQUITY INTEREST IN THE COMPANY AFTER THE EFFECTIVE DATE MAY
DO SO BY PURCHASING,  PRIOR TO THE EFFECTIVE DATE, A SUFFICIENT NUMBER OF SHARES
OF COMMON  STOCK IN THE OPEN MARKET SUCH THAT THE TOTAL NUMBER OF SHARES HELD OF
RECORD IN HIS NAME IMMEDIATELY PRIOR TO THE REVERSE SPLIT IS EQUAL TO OR GREATER
THAN 1,000.  HOWEVER, DUE TO THE LIMITED TRADING MARKET FOR THE COMPANY STOCK IT
IS POSSIBLE  THAT A  STOCKHOLDER  DESIRING  TO RETAIN AN EQUITY  INTEREST IN THE
COMPANY MAY NOT BE ABLE TO PURCHASE  ENOUGH SHARES TO RETAIN AN EQUITY  INTEREST
IN THE  COMPANY AT A FAIR  PRICE OR AT ALL.  ANY  BENEFICIAL  OWNER OF LESS THAN
1,000  SHARES WHO IS NOT A HOLDER OF RECORD  AND WHO  DESIRES TO HAVE HIS SHARES
EXCHANGED FOR CASH  PURSUANT TO THE  TRANSACTION  SHOULD  INSTRUCT HIS BROKER TO
TRANSFER HIS SHARES INTO HIS NAME IN A TIMELY  MANNER SUCH THAT SUCH  BENEFICIAL
OWNER WILL BE DEEMED A HOLDER OF RECORD IMMEDIATELY PRIOR TO THE REVERSE SPLIT.

SPECIAL FACTORS

BACKGROUND OF THE REVERSE SPLIT

            As of the Record Date, each of  approximately  317 record holders of
Common Stock, or approximately 91% of the total number of record holders,  owned less than 1,000 shares of Common Stock. In addition,  such  stockholders  owning less than 1,000  shares  own in the  aggregate  less than 1% of the  outstanding shares of Common  Stock.  Based on the average  daily closing price per share of the  Common  Stock on the "Pink  Sheets"  for the 10  trading  days  immediately preceding the Record Date of $.0875,  ownership of 70,852 shares of Common Stock held by  record  holders  of less  than  1,000  shares  has a  market  value  of approximately $6,230.

                                      -16-

            The cost of administering each stockholder's  account and the amount of time spent by management of the Company in responding to stockholder requests is the same regardless of the number of shares held in the account. Accordingly, the cost to the Company of maintaining many small accounts is disproportionately high when  compared  with the total  number of shares  involved.  In view of the disproportionate  cost to the Company of maintaining small stockholder accounts, management  of the Company  believes  that it would be beneficial to the Company and its stockholders as a whole to eliminate the administrative  burden and cost associated  with the  approximately  3,000 accounts  containing  less than 1,000 shares of Common  Stock.  It is expected  that the direct cost of  administering stockholder  accounts will be reduced by up to approximately  $5,000 per year if the Transaction is consummated.

            In addition,  since the Company believes that stockholders holding a small number of shares would not make the effort to tender their shares pursuant to a tender offer by the Company, the cost of completing a tender offer could be significant in relation to the value of the shares.  Accordingly, if the Company is to acquire these shares,  the Company  believes it must do so by means of the
Reverse Split.

            An estimated  28,986,413  shares of Common Stock will be  authorized but  unissued by the  Company  after the  Transaction.  While the Company has no current  specific  plans to issue Common  Stock other than  pursuant to the 2000
Plan and the Directors  Plan, the additional  treasury  shares would provide the
Board with  flexibility in the management of the Company's  capitalization,  the provision of incentives to the Company's  officers and other  employees,  and to pursue potential acquisition  opportunities in the future. The additional Common
Stock could be used by the Company in connection with (i) the  establishment  of director or employee stock  compensation  plans in addition to the 2000 Plan and the  Directors  Plan,  (ii) future  acquisitions  by the  Company,  (iii) future capital raising by the Company, and (iv) other corporate purposes. The number of shares  allocated by the Company under the 2000 Plan and the Directors  Plan are
1,500  shares and 750  shares,  respectively  (on a  post-split  basis).  Unless required by law or regulatory  authorities,  no further authorization by vote of
stockholders  will  be  sought  for  any  future  Common  Stock  issuances.   No
stockholder will have any preemptive or other preferential right to purchase any
Common  Stock  that  may be  issued  and  sold  by the  Company  in the  future.
Furthermore,  the  Board  of  Directors  has not yet  identified  any  potential acquisition opportunities.

            The Board of Directors  believes  that the  decrease in  outstanding shares as a result of the  Transaction  is in the best interests of the Company, and that the high  number of  outstanding  shares  of  Common  Stock and the low trading price thereof  impairs the  acceptability  of the stock by the financial community  and the  investing  public.  The  Company  believes  that  the  Split
Amendment, by reducing the number of outstanding shares, should increase the per share market price accordingly.  It is possible,  however,  that any increase in per share  market  price may be  proportionately  less than the  decrease in the number of outstanding shares.

                                      -17-

RECOMMENDATION OF THE BOARD OF DIRECTORS; FAIRNESS OF THE TRANSACTION

            RECOMMENDATION

            The  Company  did not  obtain an  independent  fairness  opinion  in connection  with the proposed  Reverse Split.  However,  the Board  considered a number of factors in  determining  whether it was in the best  interests  of the
Company  and  its  affiliated  and  unaffiliated  stockholders  to  undertake  a transaction  to reduce the number of  stockholders  to fewer than 300 persons in order to terminate the  registration of its Common Stock under the 1934 Act. The
Board of  Directors  reviewed  and  discussed  cost  savings to be  achieved  by terminating the  registration  of the Common Stock.  The Board of Directors also considered the time and effort  currently  required of management to comply with the reporting and other requirements  associated with continued  registration of the Common  Stock  under the 1934 Act.  The Board of  Directors  considered  the effect that  terminating the  registration of the Common Stock might have on the market for the Common  Stock and the  ability  of  stockholders  to buy and sell shares.  The Board of  Directors  determined  that the cost  savings and reduced burden on management to be achieved by  terminating  registration  of the Common
Stock under the 1934 Act outweighed any potential  detriment from termination of registration.

            The  Transaction  was approved by unanimous  written  consent of the directors  of the  Company  who are not  employees  of the  Company.  The  Board believes  that the  Transaction,  taken as a whole,  is fair to, and in the best interests  of the  Company and its  affiliated  and  unaffiliated  stockholders, including  those who will receive cash in lieu of fractional  shares,  those who will receive shares of new Common Stock and those who will receive both cash and shares.  The Board also believes that the process by which the Transaction is to be  approved  is fair.  The  Board  recommends  that the  stockholders  vote for approval and adoption of the Split Amendment. As the only officer or director of the Company who owns shares of the Company's Common Stock, Mr.  Lichtenstein has advised  the  Company  that he  intends to vote his shares in favor of the Split
Amendment.

            BOARD CONSIDERATION OF ALTERNATIVE TRANSACTIONS

            The Board of Directors  considered several alternative  transactions to  accomplish  the  reduction in the number of  stockholders  to fewer than 300 persons but, ultimately determined the Split Amendment was the preferred method.
Management  conducted  an analysis  of the  Company.  In making  this  analysis, management considered the following alternative strategies:

            (a) A cash tender offer,  but the Board believed it would not result in shares being tendered by a sufficient number of record  stockholders so as to accomplish  the going private  objective and reducing  recurring  costs.  It was thought  unlikely  that many  holders of small  numbers of shares would make the effort to tender their shares and the cost of completing  the tender offer could be  significant  in relation to the value of the shares  sought to be purchased;
and

            (b) A purchase of shares in the open market. There is no established trading market for the Common Stock; therefore, it would be highly unlikely that shares could be acquired by the Company  from a sufficient  number of holders to accomplish the Board's objectives.

                                      -18-

            The Board has determined that the Reverse Split proposal is the most expeditious  and economical way of changing the Company's  status from that of a reporting  company to that of a more closely  held,  non-reporting  company.  In addition to the matters  discussed  above,  the Board considered the opportunity presented by the Transaction for stockholders  owning fewer than 1,000 shares of
record  to  liquidate  their  holdings   without   incurring   brokerage  costs,
particularly  given the relatively  illiquid  market for shares of the Company's
Common Stock.  The Company has not sought,  and has not received,  any proposals from any  unaffiliated  persons since the confirmation of its plan of bankruptcy for the  merger  or  consolidation  of the  Company,  or for the  sale or  other transfer  of all or any  substantial  portion of the  Company's  assets,  or for securities  of the  Company  that would  enable the holder  thereof to  exercise control of the Company. See "Background of the Reverse Split."

            GENERAL FAIRNESS OF TRANSACTION

            The Board believes that the  Transaction is fair despite the absence of the following statutory safeguards  identified by the SEC (collectively,  the
"Statutory  Safeguards"):  (a)  negotiation  of the terms of the  Transaction or preparation  of a  report  covering  the  fairness  of  the  Transaction  by  an unaffiliated  representative acting solely on behalf of the stockholders for the purpose  of  negotiating  the terms of the  Transaction  or  preparing  a report covering the fairness of the Transaction;  or (b) structuring the transaction so that approval of at least a majority of  unaffiliated  stockholders is required.
The  Company  did not obtain any report,  opinion or  appraisal  from an outside party relating to the  consideration or the fairness of the  consideration to be paid to  stockholders  holding fewer than 1,000 shares of Common Stock of record in any one  account or the  fairness of the  Transaction  to the Company and its remaining  stockholders.  The  Board  determined  that the cost of  obtaining  a fairness  opinion or  appraisal  from an  independent  committee or retaining an unaffiliated  representative  for the  purpose of  negotiating  the terms of the
Transaction on behalf of the stockholders  would be prohibitively high given the small number of shares  involved in the  Transaction.  The Board also determined that  requiring  approval  of the  Transaction  by a  majority  of  unaffiliated stockholders  would be  administratively  burdensome in view of the  significant number of  stockholders  with small holdings who would not likely make an effort to vote their shares.  The Board believes that the added cost of soliciting such stockholders would be prohibitively high.

            SUBSTANTIVE AND PROCEDURAL FAIRNESS OF TRANSACTION

            The Board of Directors  believes in its business  judgment  that the
Transaction  is   substantively   fair  to  all   affiliated  and   unaffiliated
stockholders  holding 1,000 or more shares of Common Stock,  notwithstanding the absence of the Statutory  Safeguards,  because the affiliated  and  unaffiliated stockholders  will  retain an  ownership  interest  in the Company and they will receive a cash  redemption  for  fractional  shares for fair market  value.  The
Transaction  would also protect such  stockholders from further decreases in the stock price.  Conversely,  the Transaction may be perceived by such stockholders to be  substantively  unfair  because there will be limited  public  information regarding the Company  available to the  stockholders  and there will be limited liquidity in their remaining shares of Common Stock. Additionally,  by redeeming the fractional  shares after the Reverse Split,  such stockholders will not have the ability to sell said fractional shares to a third party, thereby capping the value of the fractional shares as of the Effective Date.

                                      -19-

            The Board of Directors  believes  that in its business  judgment the
Transaction is substantively fair to all unaffiliated stockholders holding fewer than 1,000 shares of Common Stock,  notwithstanding the absence of the Statutory
Safeguards, because the unaffiliated stockholders will receive a cash redemption for fractional shares for fair market value without paying brokerage commissions when such stockholders who would otherwise desire to sell their shares would not have the  opportunity  to do so because of the illiquid  market of the Company's
Common Stock. The Transaction  would also protect such stockholders from further decreases in the stock price.  Conversely,  the  Transaction may be perceived by such  stockholders to be substantively  unfair because they will be obligated to relinquish their ownership interest in the Company even if they desire to retain an ownership interest in the Company.  Additionally, by redeeming the fractional shares after the Reverse Split,  such  stockholders will not have the ability to sell said fractional  shares to a third party,  thereby capping the value of the fractional  shares as of the Effective  Date.  In  determining  the  substantive fairness of the Transaction the Board also considered whether the Purchase Price constitutes fair market value in relation to current and historical price levels of the Company's  Common Stock and the  Company's net book value,  going concern value and liquidation  value.  Assuming the Transaction  became effective on the
Record Date, the Purchase Price would be $.0875 (calculated based on the average daily closing prices of the Common Stock for the 10 days  immediately  preceding the Record Date). The assumed Purchase Price is equal to the Company's estimated net book value per share and going  concern  value per share of $.0875 as of the
Record  Date.  The  assumed  Purchase  Price is within  the range of short  term historical  closing  prices of the Common Stock which has traded at price levels between  $.076 and .091 since  January 1, 2001.  Although  the assumed  Purchase
Price is  significantly  below long term historical  closing  prices,  the Board believes that such comparisons are not meaningful since the Company is no longer an operating  company and it does not believe that the current  stock price will appreciate at any time during the foreseeable future. The assumed Purchase Price is also  greater than the  Company's  estimated  liquidation  value per share of
$.0807.  Neither the Company nor its  affiliates  repurchased  any shares of the
Company's  Common  Stock and the Company is not aware of any firm offers  during the past two years for the  merger or  consolidation  with or into the  Company, sale or  transfer  of a  substantial  part of the  assets of the  Company,  or a purchase of the Company's securities that would enable the holder to control the
Company.  Therefore,  the assumed  Purchase Price cannot be compared with prices proposed to be paid for  securities of the Company in  connection  with any such transaction.  For these  reasons,  the Company  believes that the Purchase Price will constitute fair market value.

            The Board believes that the Transaction is procedurally  fair to all affiliated and  unaffiliated  stockholders,  notwithstanding  the absence of the
Statutory Safeguards,  because the Reverse Split is being effected in accordance with all requirements  under Delaware law and hence will require the affirmative vote of the holders of a majority of the Company's outstanding Common Stock; the
Company's officers and directors as a group do not own of record or beneficially a  sufficient  number  of  shares  to  assure  approval  of the  proposed  Split
Amendment;  between the date hereof and the Effective Date all  stockholders  of the Company  will have an  opportunity  to adjust the number of shares of Common
Stock  owned  by  them  so  that  holders  who  would  otherwise  be  cashed-out stockholders can become continuing holders, and continuing holders can so divide or otherwise adjust their existing holdings as to become cashed-out stockholders as to some or all of their shares; and after consideration of all the facts, all of the  directors,  including  those who are not  employees  of the Company have determined  that the  proposed  Split  Amendment is fair to all  affiliated  and unaffiliated  stockholders.  None of the  directors  is  expected  to adjust his holdings so as to become a cashed-out stockholder but the Company believes that, in making  their  decision  to base the  Purchase  Price on the ten day  average trading  price,  its directors  were  conscious of the  importance of the issues
(including those that adversely affect continuing  stockholders as well as those that  affect  cashed-out  stockholders)  and  acted  in  accordance  with  their fiduciary duties to the Company and its stockholders.

                                      -20-

            In view  of the  circumstances  and  the  wide  variety  of  factors considered in connection  with its evaluation of the  substantive and procedural fairness  of the  Transaction,  taken  as a  whole,  the  Board  did not find it practicable  to assign  relative  weights to factors  considered in reaching its determination  that the  Transaction  is fair and in the best  interests  of the affiliated and  unaffiliated  stockholders.  If any factor assisted the Board in its determination on the fairness of the Transaction, the Board did not assign a relative  weight to such  factor  and did not make a  determination  as to why a particular factor should be assigned any weight.

PURPOSE OF THE SPLIT AMENDMENT

            The purpose of the Reverse Split is to cash-out the equity interests in the Company of each of the  approximately  317 record holders of Common Stock that, as of the Effective  Date,  own fewer than 1,000 shares of Common Stock in any  discrete  account at a price  determined  to be fair by the entire Board of
Directors in order (i) to eliminate the cost of  maintaining  small  stockholder accounts,  (ii) to permit  small  stockholders  to receive cash for their shares without having to pay brokerage  commissions,  and (iii) to reduce the number of stockholders  of record of the  Company  to fewer  than 300  persons in order to relieve  the  Company  of the  administrative  burden  and cost and  competitive disadvantages  associated  with filing reports and otherwise  complying with the requirements of  registration  under the 1934 Act, by  deregistering  its Common
Stock under the 1934 Act.

BENEFITS AND DETRIMENTS OF TRANSACTION TO THE COMPANY

            The Board  believes that the  Transaction  will benefit the Company.
The Board has no present  intention to raise capital through sales of securities in a public  offering in the future or to acquire other business  entities using stock as the consideration for any such acquisition. Accordingly, the Company is not likely to make use of any advantage that the Company's status as a reporting company may offer for raising  capital  though it could utilize  common stock to facilitate  acquisitions  in the future even  though the  Company  will not be a public company.

            The  Company  incurs  direct  and  indirect  costs  associated  with compliance  with the SEC's filing and reporting  requirements  imposed on public companies.  The Company also incurs  substantial  indirect costs as a result of, among other  things,  the time expended by executives to prepare and review such filings.  Since the  Company  has  relatively  few  executive  personnel  and no salaried  employees,  these  indirect  costs  can be  substantial.  Based on its experience  in  prior  years,  the  Company's  direct  costs  are  estimated  to approximate $90,000 annually as follows:

Independent Auditors                            $40,000
SEC Counsel                                     $30,000
Printing and Mailing                            $10,000
Transfer Agent                                  $ 4,000
Other Expenses                                  $ 6,000
                                                =======
                                                $90,000

                                      -21-

            Estimates  of  the  annual  savings  to be  realized  if  the  Split
Amendment is  implemented  are based upon (i) the actual costs to the Company of the  services  and  disbursements  in each of the  above  categories  that  were reflected in its recent historical  financial statements and (ii) the allocation to each  category of its  Management's  estimates of the portion of the expenses
and   disbursements  in  such  category  believed  to  be  solely  or  primarily attributable to the Company's public/reporting company status. In some instances
Management's  estimates  were based on information  provided or upon  verifiable assumptions.  For example,  its auditors have informed the Company,  informally, that there will be a  reduction  in auditing  fees if the  Company  ceased to be public, and no SEC counsel will be needed if the Company no longer files reports with the SEC.  Other  estimates  were more  subjective,  e.g.,  the  savings  in transfer  agent's fees that could be expected  because of the 90% plus reduction in the  number of  accounts  to be  handled  by the  transfer  agent;  the lower printing  and  mailing  costs  attributable  to  such  reduction  and  the  less complicated  disclosure  required by the Company's private status,  the need for fewer directors'  meetings (and the consequent  reduction in outside  directors'
fees and expenses); and the reduction in direct miscellaneous clerical and other expenses  (e.g.  the word  processing,  EDGARizing,  telephone  and fax  charges associated with SEC filings) and elimination of the charges of brokers and banks in forwarding materials to beneficial holders.

            The  estimates  set forth  above are just  that--estimates;  and the actual savings to be realized may be higher or lower than such estimates.  It is not expected that any portion of the  estimated  savings will be realized in the current  fiscal year ending March 31, 2002. In light of the  Company's  size and resources,  the Board does not  believe  such costs are  justified.  In light of these  disproportionate  costs,  the  Board  believes  that  it is in  the  best interests  of the  Company  and its  stockholders  as a whole to  eliminate  the administrative burden and costs associated with these small record accounts.

            The Transaction will have certain detrimental effects on the Company including a loss in liquidity  of its Common  Stock and it may be difficult  for the Company to raise capital as a result of this loss in liquidity. However, the
Board believes that the benefits of eliminating  the  administrative  burden and
costs   associated   with   compliance  with  the  SEC's  filing  and  reporting
requirements and with maintaining  small record accounts outweigh the detriments of the Transaction.

BENEFITS AND DETRIMENTS OF TRANSACTION TO AFFILIATED AND UNAFFILIATED STOCKHOLDERS

            If the Split Amendment is implemented,  affiliated and  unaffiliated stockholders  who remain as  stockholders  will  benefit by an increase in their percentage  ownership of the Company's Common Stock and in the net book value of their  holdings.  It is expected that (a) the  percentage of ownership of Common
Stock of the Company held by Mr.  Lichtenstein  will increase from 32% to 34.5%, and (b) the  collective  book  value of the  shares of Common  Stock held by Mr.
Lichtenstein will increase from $385,227 to $409,841.  The Transaction will also provide those registered stockholders with fewer than 1,000 shares in a discrete account with a  cost-effective  way to cash out their  investments,  because the
Company will pay all  transaction  costs in  connection  with the Reverse  Split proposal.

            Potential detriments to affiliated and unaffiliated stockholders who remain as stockholders if the Reverse Split is effected include decreased access to information and decreased  liquidity.  If the Reverse Split is effected,  the
Company intends to terminate the registration of its Common Stock under the 1934
Act. As a result of such  termination,  the Company will no longer be subject to the  periodic  reporting  requirements  and the proxy rules of the 1934 Act. The liquidity and market value of the shares of Common Stock held by affiliated  and unaffiliated  stockholders may be adversely affected by the Reverse Split and by termination  of the  registration  of the Common Stock under the 1934 Act. Other potential  detriments to stockholders  who are completely  cashed-out or receive cash for the sale of fractional  shares in the Reverse Split include various tax
consequences.   See  "Material   Federal  Income  Tax   Consequences"  and  "Tax
Consequences  to  Stockholders  Who Are Cashed Out in the Reverse  Stock Split."
Nevertheless,  the Board believes that the benefits of the Transaction described herein to affiliated and  unaffiliated  stockholders of the Company outweigh the detriments of the  Transaction.

                                      -22-

REASONS FOR UNDERTAKING THE TRANSACTION AT THIS TIME

            The Company  began  considering  the Split  Amendment in March 2000.
After the Company filed a voluntary  petition for reorganization in October 1998 and  satisfied its  pre-petition  contingencies  in September  1999, it began to explore the  prospect of  conducting  various  business  operations.  During the following  two  fiscal  quarters,  the  Company  could not  identify  a business direction for the Company that  management  believed would maximize  stockholder value. Meanwhile,  the Company was not generating any revenues and was incurring significant  costs  associated  with  compliance  with SEC filing and  reporting requirements  imposed on public companies.  On or around April 2000, the Company decided to propose  the Reverse  Split  based on an  analysis  of the  Company's operations,  risks and expenses.  In April 2000, the Company began preparing the requisite  proxy material  relating to the Split  Amendment and on June 30, 2000 filed a preliminary proxy statement.  The Company was advised by the SEC in July
2000 that the Split Amendment served as a going-private  transaction  under Rule
13e-3 of the 1934 Act because  immediately after the Split Amendment the Company would have less than 300 stockholders of record. Accordingly,  the Company filed with the SEC a Schedule 13E-3 together with its revised proxy material.

CASH PAYMENT IN LIEU OF SHARES

            In lieu of issuing the fraction of a share of Common Stock that will result  from (i) the  Reverse  Split to each holder of record of less than 1,000 shares or (ii) the Reverse  Split to each holder of record of greater than 1,000 shares to the extent that any of such holders would have fractional shares after the Reverse Split, the Company will value each outstanding share of Common Stock held at the close of business on the  Effective  Date at the average  daily last sales  price  per share of the  Common  Stock on the  "Pink  Sheets"  for the 10
trading days  immediately  preceding the Effective Date. Such per share price is hereinafter referred to as the "Purchase Price." The closing price of the Common
Stock on the last trading day  immediately  preceding the Record Date was $.087.
However,  since the Effective  Date is later than the Meeting date, the Purchase
Price  received for the Common  Stock,  may be less than the price of the Common
Stock at the time of the vote.  In no event  shall the  Effective  Date be later than 30 days following the date of the Meeting,  although the Effective Date may be less than 30 days following the date of the Meeting.

            If the Transaction  does take place,  each  stockholder who holds of record less than 1,000  shares  immediately  prior to the Reverse  Split will be entitled  to receive,  in lieu of the  fraction  of a share  resulting  from the
Reverse Split, cash in the amount of the Purchase Price multiplied by the number of shares of Common  Stock  held by such  stockholder  immediately  prior to the
Reverse Split.  Each  stockholder who holds of record a number of shares greater than 1,000  shares  immediately  prior to the Reverse  Split will be entitled to receive,  in lieu of the fraction of a share  resulting  from the Reverse Split, cash in the amount of the Purchase  Price  multiplied by the fraction of a share of Common  Stock that would  otherwise  be  issuable to such  stockholder  after giving effect to the Reverse Split. All amounts payable to stockholders  will be subject to  applicable  state laws  relating to abandoned  property.  No service charges or brokerage  commissions  will be payable by stockholders in connection with the Transaction. The Company will pay no interest on cash sums due any such stockholder pursuant to the Transaction.

            Assuming the consummation of the Transaction, as soon as practicable after the Effective  Date, the Company will mail a letter of transmittal to each holder of record of less than 1,000 shares of Common Stock  immediately prior to the Reverse Split. The letter of transmittal  will contain  instructions for the surrender of such certificate or certificates to the Company's exchange agent in exchange for a cash payment in lieu of the fractional share into which each such holder's  shares of Common Stock were  converted in the Reverse  Split.  No cash payment  will be made to any  such  stockholder  until  he has  surrendered  his outstanding  certificate(s),  together  with the letter of  transmittal,  to the
Company's  exchange  agent.  If  holders  of  record do not vote in favor of the
Reverse Split,  they will have the right to dissent and to seek appraisal of the fair market value of their shares if the Reverse Split is  consummated  and they comply with Delaware law  procedures.  See "Appraisal  Rights" below.

                                      -23-

SOURCE OF FUNDS AND FINANCIAL EFFECT OF THE TRANSACTION

            The  Transaction  and  the  use of  approximately  $185,000  cash to complete the Reverse Split, which includes  professional fees and other expenses related to the transaction and payments to be made in lieu of issuing fractional shares,  are not expected to have any material  adverse  effect on the Company's capitalization,  liquidity,  results of  operations  or cash flow.  Because  the actual  number of  fractional  shares which will be purchased by the Company and the price to be paid in lieu of fractional shares to stockholders who, following the Reverse  Split,  would hold of record in any discrete  account less than one share of Common  Stock are  unknown at this  time,  the total cash to be paid to holders by the Company is unknown, but is estimated to be approximately $92,000.

            The Company  expects to be able to finance the  Transaction  through its working capital.

            The  unaudited  pro forma  financial  information  which present the effect  of the  Transaction  on the  Company's  historical  financial  position, including expenses of the transactions described herein and the cash payments to
cashed-out   stockholders  estimated  to  aggregate   approximately  $92,000  is
incorporated herein by reference to the Company's Annual Report on Form 10-K for the Fiscal  Year ended  March 31,  2001,  as amended.  The  unaudited  pro forma balance  sheets  reflect the  Transaction as if it occurred on the balance sheet dates. The unaudited pro forma statements of operations  reflect the Transaction as if it had occurred at the beginning of the periods presented.

            The  unaudited  pro  forma  balance   sheets  are  not   necessarily
indicative  of what the  Company's  financial  position  would  have been if the
Transaction had been effected on the dates indicated,  or will be in the future.
The information shown on the unaudited pro forma statements of operations is not necessarily indicative of the results of future operations.

            The  unaudited  pro  forma  financial  statements  should be read in conjunction with the historical financial statements and accompanying  footnotes of the Company  which are  incorporated  herein by  reference  to the  Company's
Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2001, as amended, and the Company's  Quarterly  Reports on Form 10-Q for the Fiscal Quarters Ended
June 30, 2000, September 30, 2000 and December 31, 2000.

EFFECT OF THE PROPOSED REVERSE SPLIT ON STOCKHOLDERS

            Upon  consummation of the Reverse Split at 6:00 p.m.  (Eastern Time)
on the  Effective  Date,  each  stockholder  who owned of record less than 1,000 shares of Common Stock immediately prior to the Reverse Split will have only the right to receive  cash  based upon the  Purchase  Price in lieu of  receiving  a fractional  share  resulting from the Reverse  Split.  The interest of each such stockholder in the Company will be terminated thereby, and each such stockholder will have no right to vote as a stockholder  or share in the  Company's  assets, earnings,  or profits  following the Reverse Split.  It will not be possible for cashed-out  stockholders  to re-acquire an equity interest in the Company unless they purchase an interest from the remaining stockholders.

            Upon  consummation of the Reverse Split at 6:00 p.m.  (Eastern Time)
on the Effective Date, each stockholder who owned of record 1,000 or more shares of Common  Stock  immediately  prior to the  Reverse  Split will  continue  as a stockholder  with respect to the share or shares of Common Stock  resulting from the Reverse Split. Each such stockholder will continue to share in the Company's assets,  earnings or profits,  if any, to the extent of each such  stockholder's ownership of Common Stock following the Transaction.

                                      -24-

            For  stockholders  of record who hold 1,000 or more shares of Common
Stock  immediately prior to the Reverse Split, the net effect of the Transaction will be a 1-for-1,000  reverse split of the Common Stock. Except for the payment of cash in lieu of  fractional  shares to holders of shares  greater  than 1,000 shares,  after the Transaction such stockholders will hold 1/1000 as many shares of Common  Stock as such  stockholders  held  immediately  prior to the  Reverse
Split.  In addition,  excluding  the reduction in  outstanding  shares of Common
Stock due to the  payment of cash for  fractional  shares (as  described  in the preceding  sentence)  and due to the  payment of cash to record  holders of less than 1,000 shares in lieu of fractional shares resulting from the Reverse Split, the total  number of  outstanding  shares of Common  Stock will  decrease by the number of outstanding shares divided by 1,000.

EFFECT OF THE PROPOSED REVERSE SPLIT ON THE COMPANY

            The Amended and  Restated  Certificate  of  Incorporation  currently authorizes  the  issuance of  29,000,000  shares of Common  Stock and  1,000,000 shares of Preferred  Stock,  for an aggregate of  30,000,000  shares.  As of the
Record Date, the number of outstanding shares of Common Stock was 14,633,985 and no  shares  of  Preferred  Stock  were  issued or  outstanding.  Based  upon the
Company's best estimates,  if the  Transaction  had been  consummated as of such date, the number of  outstanding  shares of Common Stock would have been reduced by the Transaction from 14,633,985 to  approximately  13,587 or by approximately
14,620,398  shares,  and the number of holders of record of Common  Stock  would
have  been  reduced  from   approximately   348  to  approximately   317  or  by
approximately 31 stockholders.

            The Common Stock is currently  registered under Section 12(g) of the
1934 Act and, as a result,  the Company is subject to the periodic reporting and other requirements of the 1934 Act. As a result of the Transaction,  the Company will  have  less  than  300  holders  of  record  of its  Common  Stock  and the requirement that the Company  maintain its registration  under the 1934 Act will terminate  and it will  become  a  "private"  company.  In  connection  with the proposed  Transaction,  the Company has filed a Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") with the SEC.

            Based on the  aggregate  number of shares owned by holders of record of less than 1,000  shares as of the Record Date and the average  daily  closing price per share of the Common Stock on the "Pink Sheets" for the 10 trading days immediately  preceding such date, the Company estimates that payments of cash in lieu of the  issuance of  fractional  shares to persons who held less than 1,000 shares of  Common  Stock  immediately  prior to the  Reverse  Split  will  total approximately  $92,000  in the  aggregate  (1,046,985  shares  multiplied  by an assumed  Purchase  Price of $.0875 per share based on the average  daily closing price per share of the Common Stock on the "Pink Sheets" for the 10 trading days immediately preceding the Record Date).

            The par value of the  Common  Stock will be  increased  to $1.00 per share  and the  number of  authorized  shares  will  remain  the same  following consummation  of the  Transaction.  As a result,  although  the total  number of shares  of Common  Stock  following  the  Split  Amendment  will be  reduced  by
14,620,398,  the ratio of the number of shares  authorized  but  unissued to the total number of shares  authorized will be increased,  which increase could have an  anti-takeover  effect.  After  the  consummation  of  the  Transaction,  the outstanding shares will represent less than 1% of the total authorized shares of
Common  Stock.  Although  the  Company  has no current  plans,  arrangements  or understandings  to issue any  Common  Stock,  the  Company is not  amending  its
Articles of  Incorporation at this time to reduce the total number of authorized shares to be more in line with those already issued. The reason for this is that the Company  believes  that the  availability  of these shares could protect the
Company from hostile and unfavorable  take-over attempts and can also be used by the Company to attract employees and financing interest.

                                      -25-

            Shares  of  Common  Stock  could,   within  the  limits  imposed  by
applicable law, be issued by the Company in one or more  transactions that would make more difficult,  and therefore less likely, a takeover of the Company.  Any such  issuance  of  additional  shares of Common  Stock could have the effect of diluting the earnings per share and book value per share of  outstanding  shares of Common Stock,  and such  additional  shares could be used to dilute the stock ownership or voting rights of persons  seeking to obtain control of the Company.
Because the number of shares subject to redemption  pursuant to the  Transaction represents only approximately 7% of the total number of shares outstanding as of the Record Date, the dilutive  effect of re-issuing any of such redeemed  shares could be expected to be correspondingly small.

CONDUCT OF THE COMPANY'S BUSINESS AFTER THE TRANSACTION

            The Company  expects its business and operations to continue as they are currently being conducted and, except as disclosed below, the Transaction is not  anticipated  to have any effect  upon the conduct of its  business.  If the
Transaction is consummated, all persons owning fewer than 1,000 shares of record at the  Effective  Date of the  Reverse  Split  will no longer  have any  equity interest in, and will not be stockholders of, the Company and therefore will not participate in its future potential or earnings and growth.  Instead,  each such owner of Common  Stock will have the right to  receive,  upon  surrender  of his stock certificate, the Purchase Price per share in cash, without interest.

            If the Transaction is effected,  the Company believes that, based on the Company's stockholder records,  approximately 31 stockholders of record will remain.  In  addition,  Warren  Lichtenstein  (the  only  member of the Board of
Directors  and  management  of the Company who owns Common Stock of the Company)
now owning approximately 32% of the Common Stock will own approximately 34.5% of the Common  Stock after the  Transaction.  See  "SECURITY  OWNERSHIP  OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT."

            The Company  plans,  as a result of the Reverse  Split,  to become a privately held company.  The registration of the Common Stock under the 1934 Act will be  terminated.  In  addition,  because the Common  Stock will no longer be publicly held, the Company will be relieved of the obligation to comply with the proxy rules of Regulation 14A under Section 14 of the 1934 Act, and its officers and directors and stockholders  owning more than 10% of the Common Stock will be relieved of certain obligations under the 1934 Act.

            Other than as described in this Proxy Statement, neither the Company
nor  its   management   has  any  current  plans  or  proposals  to  effect  any
extraordinary  corporate  transaction;  such  as  a  merger,  reorganization  or liquidation;  to sell or transfer any material  amount of its assets;  to change its Board of Directors or management;  to change  materially its indebtedness or capitalization;  or  otherwise to effect any  material  change in its  corporate structure of business.

                                      -26-

EXCHANGE OF STOCK CERTIFICATES

            As soon as  practicable  after  the  Effective  Date,  assuming  the consummation of the  Transaction,  the Company will send letters of transmittal, for use in transmitting stock certificates to the Company's  designated exchange agent,  to all  stockholders of record who held less than 1,000 shares of Common
Stock  immediately  prior to the  Reverse  Split.  Upon  proper  completion  and execution of a letter of transmittal  and return thereof to the exchange  agent, together  with  certificates,  each such  stockholder  will  receive cash in the amount to which the  holder is  entitled,  as  described  above,  in lieu of the fractional  share into which such  stockholder's  shares were  converted  in the
Reverse Split. After the Reverse Split and until  surrendered,  each outstanding certificate  held by a  stockholder  of record who held less than  1,000  shares immediately  prior to the  Reverse  Split  will be deemed  for all  purposes  to represent  only the right to  receive  the amount of cash to which the holder is entitled pursuant to the Transaction. In the event that the Company is unable to locate these small holders,  however,  funds otherwise  payable  pursuant to the
Transaction  to a  stockholder  who cannot be located  will be held until proper claim therefor is made, subject to applicable escheat laws.

            In  connection  with  the  Transaction,  the  Common  Stock  will be identified  by a new  CUSIP  number,  which  will  appear  on  all  certificates representing  shares of Common Stock issued after the Effective Date.  After the
Effective Date, each  certificate  representing  shares of Common Stock that was outstanding  prior to the Effective  Date and that was held by a stockholder  of record of 1,000 or more shares  immediately  prior to the Reverse  Split,  until surrendered  and  exchanged  for a new  certificate,  will  be  deemed  for  all corporate  purposes  to  evidence  ownership  of such number of shares as is set forth on the face of the certificate divided by 1,000,  rounded down to the next whole  number,  with a  stockholder  entitled  to  receive  cash  in lieu of any fractional  share resulting from the  Transaction.  Any stockholder  desiring to receive a new certificate  bearing the new CUSIP number can do so at any time by contacting  the exchange  agent at the address set forth above for  instructions for  surrendering  his  old  certificates.  After  the  Effective  Date,  an old certificate  presented to the exchange  agent in  settlement  of a trade will be exchanged for a new certificate bearing the new CUSIP number.

            All amounts  payable to  stockholders  will be subject to applicable state laws  relating to  abandoned  property.  No service  charges or  brokerage commissions  will be payable by stockholders in connection with the Transaction.
The Company  will pay no interest on cash sums due any  stockholder  pursuant to the Transaction. See "Cash Payment in Lieu of Shares" above.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

            The  following  is a summary  of the  material  anticipated  Federal income tax consequences of the Reverse Split to stockholders of the Company.  It should be noted  that this  summary is based  upon the  Federal  income tax laws currently  in effect and as  currently  interpreted.  This summary does not take into account  possible  changes in such laws or  interpretations,  including any amendments to applicable  statutes,  regulations  and proposed  regulations,  or
changes  in  judicial  or  administrative   rulings,  some  of  which  may  have
retroactive  effect.  The summary is provided for general  information only, and does not purport to address all aspects of the range of possible  Federal income tax consequences of the reverse stock split and is not intended as tax advice to any person. In particular, and without limiting the foregoing, this summary does not account for or consider the Federal income tax  consequences to stockholders of the  Company  in light of their  individual  investment  circumstances  or to holders  subject to special  treatment  under the  Federal  income tax laws (for example, life insurance companies,  regulated investment companies,  and foreign taxpayers).  This summary does not discuss any  consequence of the Reverse Split under any state, local or foreign tax laws.

                                      -27-

            No ruling from the  Internal  Revenue  Service or opinion of counsel
will  be  obtained   regarding  the  Federal  income  tax  consequences  to  the stockholders of the Company in connection  with the Reverse Split.  ACCORDINGLY,
EACH STOCKHOLDER IS ENCOURAGED TO CONSULT ITS TAX ADVISER REGARDING THE SPECIFIC
TAX  CONSEQUENCES OF THE PROPOSED REVERSE SPLIT TO SUCH  STOCKHOLDER,  INCLUDING
THE APPLICATION AND EFFECT OF FEDERAL,  STATE,  LOCAL AND FOREIGN TAXES, AND ANY
OTHER TAX LAWS.

            The Board of Directors  believes  that the Reverse  Split would be a tax-free  recapitalization  to the Company and its stockholders.  If the Reverse
Split qualifies as a recapitalization  described in Section  368(a)(1)(E) of the
Internal Revenue Code of 1986, as amended (the "Code"), (i) no gain or loss will be recognized  by a  stockholder  of Common Stock who exchanges (or is deemed to exchange) its Common Stock for new Common Stock,  except that a holder of Common
Stock who receives cash  proceeds  from the sale of fractional  shares of Common
Stock will  recognize a gain or loss equal to the  difference,  if any,  between such  proceeds  and the basis of its Common Stock  allocated  to its  fractional share  interests,  and such  gain or loss,  if any,  will  generally  constitute capital  gain or loss if its  fractional  share  interests  are held as  capital assets at the time of their  sale,  (ii) the tax basis of the new  Common  Stock received  by  holders  of Common  Stock will be the same as the tax basis of the
Common Stock  exchanged  therefor,  less the tax basis  allocated to  fractional share  interests  and (iii) the  holding  period of the new Common  Stock in the hands of holders of new Common  Stock will  include the holding  period of their
Common Stock exchanged  therefor,  provided that such Common Stock was held as a capital asset immediately prior to the exchange.

            Generally,  the  stockholders  receiving cash for fractional  shares will not be  subject  to backup  withholding  or  informational  reporting  with respect to the cash distributed unless the cash distributed is twenty dollars or more.

TAX CONSEQUENCES TO STOCKHOLDERS WHO ARE CASHED OUT IN THE REVERSE STOCK SPLIT

            Generally speaking,  a stockholder of Common Stock who is completely cashed out in the Reverse Split (namely,  those  stockholders  who own less than
1,000  shares)  will  recognize  capital  gain or loss  equal to the  difference between  the  cash  received  for the  cashed-out  stock  and the  stockholder's adjusted tax basis in such stock.

            A stockholder who is completely cashed out in the Reverse Split will be required  to furnish the  stockholder's  social  security  number or taxpayer identification number to the Transfer Agent. Failure to provide such information may result in backup withholding.

PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS

            Unaffiliated stockholders of the Company will be given access to the corporate  files of the Company to the extent  provided under Section 220 of the
Delaware   General   Corporation  Law.  Section  220  of  the  Delaware  General
Corporation Law entitles any  stockholder of record of a corporation,  in person or by an agent,  upon written demand under oath stating the purpose thereof,  to inspect during usual business hours, for any proper purpose,  the  corporation's stock ledger, a list of its stockholders and its other books and records, and to make copies or extracts  therefrom.  A proper purpose means a purpose reasonably related to such person's interest as a stockholder. Unaffiliated stockholders of the  Company  will be allowed to obtain  counsel or  appraisal  services  at the expense of the  Company or any other  such party to the extent  provided  by the
Delaware General Corporation Law as described in "Appraisal Rights" below.

                                      -28-

APPRAISAL RIGHTS

            Pursuant to Section 262 of the Delaware General Corporation Law, any
holder of the  Company's  Common  Stock who does not wish to accept the  Reverse
Split  proposal  may dissent  from the Reverse  Split and elect to have the fair value of such  stockholder's  shares of Common Stock  judicially  determined and paid to such stockholder in cash, together with a fair rate of interest, if any, provided that such stockholder  complies with the provisions of Section 262. The following  discussion  is not a  complete  statement  of the law  pertaining  to appraisal rights under the Delaware General Corporation Law, and is qualified in its entirety by the full text of Section 262,  which is provided in its entirety as Appendix C to this Proxy Statement. All references in Section 262 and in this summary  to a  "stockholder"  are to the  record  holder of the shares of Common
Stock as to which  appraisal  rights are asserted.  A person having a beneficial interest in shares of Common Stock held of record in the name of another person, such as a broker or nominee,  must act  promptly  to cause the record  holder to follow  properly the steps  summarized  below and in a timely  manner to perfect appraisal rights.

            Under Delaware corporations law, when a "going-private"  transaction is to be submitted for approval at a meeting of stockholders,  the Company,  not less than 20 days prior to the  meeting,  must notify  each of its  stockholders entitled  to  appraisal  rights that such  appraisal  rights are  available  and include  in such  notice a copy of  Section  262.  This  Proxy  Statement  shall constitute  such notice to the  holders of the  Company's  Common  Stock and the applicable  statutory  provisions of the Delaware  General  Corporation  Law are attached to this Proxy  Statement  as  Appendix C. If you wish to exercise  such appraisal  rights or wish to  preserve  the right to do so,  you  should  review carefully  the  following  discussion  and  Appendix C to this Proxy  Statement, because  failure to comply with the  procedures  specified in Section 262 timely and properly will result in the loss of appraisal rights.  Moreover,  because of the  complexity of the  procedures for exercising the right to seek appraisal of shares of Common Stock,  the Company  believes  that if you consider  exercising such rights, you should seek the advice of counsel.

            If you wish to exercise your right to dissent from the Reverse Split and demand appraisal under Section 262 of the Delaware General Corporation Act:

            o           You must  deliver  to the  Company a written  demand for
                        appraisal of your shares  before the vote on the Reverse
                        Split  at the  special  meeting,  which  demand  will be
                        sufficient if you reasonably  inform the Company of your
                        identity and that you intend to demand the  appraisal of
                        your shares.

            o           You must not vote your  shares of Common  Stock in favor
                        of the  Reverse  Split.  A proxy  that does not  contain
                        voting  instructions  will, unless revoked,  be voted in
                        favor of the Reverse  Split.  Therefore,  if you vote by
                        proxy and wish to exercise  appraisal  rights,  you must
                        vote against the Reverse Split or abstain from voting on
                        the Reverse Split.

            o           You must  continuously hold such shares from the date of
                        making  the demand  through  the  effective  time of the
                        Reverse Split.  Accordingly,  if you are a record holder
                        of shares of the Company's  Common Stock on the date the
                        written  demand for  appraisal is made,  but  thereafter
                        transfer such shares prior to the effective  time of the
                        Reverse  Split,  you will lose any right to appraisal in
                        respect of such shares.

            None of voting  (in  person or by proxy)  against,  abstaining  from voting on or failing to vote on the  proposal to approve the Reverse  Split will constitute a written demand for appraisal within the meaning of Section 262. The written  demand for appraisal  must be in addition to and separate from any such proxy or vote.

                                      -29-

            Only a holder  of  record of  shares  of  Common  Stock  issued  and outstanding  immediately  prior to the  effective  time of the Reverse  Split is entitled to assert  appraisal  rights with respect to the shares of Common Stock registered in that holder's  name. A demand for appraisal  should be executed by or on  behalf  of the  stockholder  of  record,  fully  and  correctly,  as such stockholder's  name  appears  on such stock  certificates,  should  specify  the stockholder's  name and mailing  address,  the number of shares of Common  Stock owned and that such  stockholder  intends  thereby to demand  appraisal  of such stockholder's  Common  Stock.  If the shares are owned of record in a  fiduciary capacity, such as by a trustee,  guardian or custodian,  execution of the demand should be made in that  capacity,  and if the shares are owned of record by more than one person as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all owners.  An authorized  agent,  including one or more  joint  owners,  may  execute  a  demand  for  appraisal  on  behalf  of  a stockholder;  however,  the agent must  identify  the record owner or owners and expressly  disclose the fact that, in executing the demand,  the agent is acting as agent for such owner or owners.  A record  holder  such as a broker who holds shares as nominee for several  beneficial  owners may exercise  appraisal rights with  respect to the shares held for one or more other  beneficial  owners while not  exercising  such  rights  with  respect to the shares  held for one or more beneficial  owners; in such case, the written demand should set forth the number of  shares as to which  appraisal  is  sought,  and where no number of shares is expressly  mentioned the demand will be presumed to cover all shares held in the name of the record owner. If you hold your shares in brokerage accounts or other nominee  forms  and you wish to  exercise  appraisal  rights,  you are  urged to consult with your brokers to determine appropriate  procedures for the making of a demand for appraisal by such nominee.

            If you elect to exercise  appraisal  rights pursuant to Section 262, you should mail or deliver a written demand to: CPX Corp., 150 East 52nd Street,
21st Floor, New York, New York 10022, Attention: Warren Lichtenstein, Secretary.

            Within 10 days after the effective  time of the Reverse  Split,  the
Company  must  send a  notice  of  effectiveness  of the  Reverse  Split to each stockholder  of the  Company  who has made a written  demand  for  appraisal  in accordance with Section 262 and who has not voted in favor of the Reverse Split.
Within  120  days  after  the  effective  time  of the  Reverse  Split,  but not thereafter, any dissenting stockholder who has complied with the requirements of
Section 262 may file a petition in the  Delaware  Court of Chancery  demanding a determination  of the value of the shares of Common Stock held by all dissenting stockholders. The Company is under no obligation to and has no present intent to file a petition  for  appraisal.  Accordingly,  stockholders  who desire to have
their  shares  appraised  should  initiate  any  petitions   necessary  for  the
perfection of their  appraisal  rights within the time periods and in the manner prescribed  in Section 262.  Inasmuch as the Company has no  obligation  to file such a  petition,  the  failure  of a  stockholder  to do so within  the  period
specified  could  nullify  such   stockholder's   previous  written  demand  for
appraisal.  In any event, at any time within 60 days after the effective time of the Reverse  Split (or at any time  thereafter  with the written  consent of the
Company),  any stockholder who has demanded  appraisal has the right to withdraw the  demand  and to  accept  payment  of the  Purchase  Price  in  exchange  for fractional shares.

            Within 120 days after the effective time of the Reverse  Split,  any stockholder who has complied with the provisions of Section 262 to that point in time will be entitled to receive  from the  Company,  upon  written  request,  a statement setting forth the aggregate number of shares not voted in favor of the
Reverse Split and with respect to which demands for appraisal have been received and the aggregate  number of holders of such shares.  The Company must mail such statement  to the  stockholder  within 10 days after  receipt of such request or within 10 days  after  expiration  of the  period for  delivery  of demands  for appraisals under Section 262, whichever is later.

                                      -30-

            A stockholder  timely filing a petition for appraisal with the Court of Chancery  must  deliver a copy to the  Company,  which will then be obligated within 20 days to provide the  Register in Chancery  with a duly  verified  list containing  the  names  and  addresses  of all  stockholders  who have  demanded appraisal of their shares. After notice to such stockholders, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine which stockholders  are entitled to appraisal  rights.  The Delaware Court of Chancery may require stockholders who have demanded an appraisal for their shares and who hold stock  represented  by  certificates  to submit their  certificates  to the
Register in  Chancery  for  notation  thereon of the  pendency of the  appraisal proceedings,  and if any stockholder  fails to comply with the requirement,  the
Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

            After  determining the  stockholders  entitled to an appraisal,  the
Delaware  Court of Chancery  will  appraise  the "fair  value" of their  shares, exclusive of any element of value arising from the accomplishment or expectation of the  Transaction,  together with a fair rate of interest,  if any, to be paid upon the amount  determined to be the fair value. The costs of the action may be determined  by the Delaware  Court of Chancery and taxed upon the parties as the
Delaware Court of Chancery  deems  equitable.  Upon  application of a dissenting stockholder, the Delaware Court of Chancery may also order that all or a portion of the expenses  incurred by any  stockholder  in connection  with the appraisal proceeding,  including,  without limitation,  reasonable attorneys' fees and the fees and  expenses of experts,  be charged pro rata  against the value of all of the shares entitled to appraisal. IF YOU ARE CONSIDERING SEEKING APPRAISAL,  YOU
SHOULD BE AWARE THAT THE FAIR VALUE OF YOUR SHARES AS  DETERMINED  UNDER SECTION
262 COULD BE MORE THAN,  THE SAME AS OR LESS THAN THE  PURCHASE  PRICE YOU WOULD
RECEIVE FOR FRACTIONAL  SHARES PURSUANT TO THE REVERSE SPLIT IF YOU DID NOT SEEK
APPRAISAL OF YOUR SHARES.

            Any  stockholder  who has duly  demanded an appraisal in  compliance with Section 262 will not,  after the effective  time of the Reverse  Split,  be entitled  to vote the  shares  subject  to such  demand  for any  purpose  or be entitled to the payment of  dividends  or other  distributions  on those  shares
(except dividends or other distributions  payable to holders of record of shares as of a record date prior to the effective time of the Reverse Split).

            Any stockholder may withdraw such stockholder's demand for appraisal and accept the Purchase Price for fractional shares by delivering to the Company a written withdrawal of such stockholder's demand for appraisal, except that (i)
any such attempt to withdraw made more than 60 days after the effective  time of the  Reverse  Split will  require  written  approval  of the Company and (ii) no appraisal  proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be  conditioned  upon such terms as the Delaware  Court of Chancery deems just. If the Company does not approve a stockholder's  request to withdraw a demand for appraisal  when such approval is required or if the Delaware  Court of Chancery  does not approve the  dismissal  of an  appraisal  proceeding,  the stockholder  would be entitled to receive only the appraised value determined in any such appraisal proceeding,  which value could be lower than the value of the
Purchase Price paid for fractional shares.

            FAILURE TO COMPLY  STRICTLY WITH ALL OF THE  PROCEDURES SET FORTH IN
SECTION 262 OF THE DELAWARE  GENERAL  CORPORATION LAW WILL RESULT IN THE LOSS OF
YOUR STATUTORY APPRAISAL RIGHTS. CONSEQUENTLY, IF YOU WISH TO EXERCISE APPRAISAL
RIGHTS,  YOU ARE URGED TO CONSULT  LEGAL COUNSEL  BEFORE  ATTEMPTING TO EXERCISE
SUCH RIGHTS.

                                      -31-

            There  may  exist  other  rights  or  actions  under  state  law for stockholders who are aggrieved by reverse stock splits  generally.  Although the nature and extent of such rights or actions are uncertain and may vary depending upon facts or  circumstances,  stockholder  challenges  to  corporate  action in general are related to the fiduciary  responsibilities of corporate officers and
directors  and  to  the  fairness  of  corporate   transactions.   For  example,
stockholders could, if they deemed such to be applicable, take appropriate legal action  against  the  Company  and its Board of  Directors,  and claim  that the transaction was unfair to the unaffiliated  stockholders,  and/or that there was no justifiable or reasonable business purpose for the Reverse Split.

ESCHEAT LAWS

            The  unclaimed  property and escheat laws of each state provide that under  circumstances  defined in that state's statutes,  holders of unclaimed or abandoned  property must  surrender  that  property to the state.  Persons whose shares are eliminated and whose addresses are unknown to the Company,  or who do not return their stock certificates and request payment therefor, generally will have a  period  of  years  from the  Effective  Date in which to claim  the cash payment payable to them. For example,  with respect to  stockholders  whose last known  addresses  are in New York,  as shown by the records of the Company,  the period is three years.  Following the expiration of that three-year  period, the
Abandoned  Property  Law of New York would  likely  cause the cash  payments  to escheat to the State of New York. For stockholders who reside in other states or whose last known  addresses,  as shown by the  records  of the  Company,  are in states other than New York,  such states may have abandoned  property laws which call for such state to obtain either (i)  custodial  possession of property that has been unclaimed until the owner reclaims it; or (ii) escheat of such property to the state. Under the laws of such other  jurisdictions,  the "holding period"
or the time  period  which  must  elapse  before  the  property  is deemed to be abandoned  may be shorter or longer than three  years.  If the Company  does not have an address for the holder of record of the shares,  then unclaimed cash-out payments  would be  turned  over to its  state of  incorporation,  the  state of
Delaware, in accordance with its escheat laws.

RECOMMENDATION OF THE BOARD OF DIRECTORS

            THE BOARD OF  DIRECTORS  RECOMMENDS  THAT THE  STOCKHOLDERS  VOTE IN
FAVOR OF THE PROPOSAL APPROVING THE SPLIT AMENDMENT.

                            -------------------------

                                      -32-

            PROPOSAL 3 - APPROVAL OF ADOPTION OF 2000 STOCK OPTION PLAN

            The Board of Directors of the Company has  unanimously  approved for submission to a vote of the  stockholders a proposal to adopt the 2000 Plan. The
2000 Stock Option Plan  supercedes  and replaces the Company's 1999 Stock Option
Plan. All share information under this proposal has not been adjusted to reflect the Reverse Split.

            The  purpose  of the 2000 Plan is to retain in the  employ of and as directors,  consultants  and  advisors  to  the  Company  persons  of  training, experience  and  ability,  to attract new  employees,  directors,  advisors  and consultants  whose services are considered  valuable,  to encourage the sense of proprietorship  and to  stimulate  the active  interest  of such  persons in the development and financial  success of the Company and its  subsidiaries.  As the
Company  continues  to develop  its plans to acquire or develop a  business,  it believes that the grants of options and other forms of equity participation will become a more  important  means to retain and compensate  employees,  directors, advisors and consultants.

            Each option granted pursuant to the 2000 Plan shall be designated at the time of grant as either an "incentive  stock option" or as a  "non-statutory stock option." The following  description of the 2000 Plan is a summary and does not purport to fully describe the 2000 Plan.

ADMINISTRATION OF THE PLAN

            The 2000 Plan is  administered  by a committee  consisting of two or more directors who are "Non-Employee Directors" (as such term is defined in Rule
16b-3) and "Outside Directors" (as such term is defined in Section 162(m) of the
Code) (the "Committee").  The Committee determines to whom among those eligible, and the time or times at which options will be granted,  the number of shares to be subject to options,  the duration of options,  any conditions to the exercise of options,  and the manner in and price at which options may be  exercised.  In making such  determinations,  the Committee may take into account the nature and period of service of eligible persons, their level of compensation,  their past, present and potential contributions to the Company and such other factors as the
Committee in its discretion deems relevant.

            The Committee is authorized to amend,  suspend or terminate the 2000
Plan, except that it is not authorized without stockholder approval (except with
regard  to  adjustments   resulting  from  changes  in  capitalization)  to  (i)
materially increase the number of shares that may be issued under the 2000 Plan;
(ii) materially  increase the benefits  accruing to the option holders under the
2000 Plan;  (iii)  materially  modify the  requirements  as to  eligibility  for participation in the 2000 Plan; (iv) decrease the exercise price of an Incentive
Option to less than 100% of the Fair Market Value per share of stock on the date of grant thereof,  decrease the exercise price of a Nonqualified  Option to less than  80% of the  Fair  Market  Value  per  share  of stock on the date of grant thereof; or (v) extend the term of any option beyond ten years.

            Unless the 2000 Plan is terminated earlier by the Committee, it will terminate on October 11, 2010.

                                      -33-

COMMON STOCK SUBJECT TO THE 2000 PLAN

            The 2000 Plan provides that options may be granted with respect to a total of  1,500,000  shares of Common  Stock.  The  maximum  number of shares of
Common Stock that may be subject to options  granted  under the 2000 Plan to any individual  in any  calendar  year shall not exceed  900,000,  and the method of
counting   such  shares  shall  conform  to  any   requirements   applicable  to
performance-based  compensation  under Section 162(m) of the Code. Under certain circumstances  involving a change in the number of shares of Common Stock,  such as a stock split, stock consolidation or payment of a stock dividend,  the class and  aggregate  number of shares of Common Stock in respect of which options may be granted under the 2000 Plan,  the class and number of shares  subject to each outstanding  option  and the  option  price  per share  will be  proportionately adjusted.  If any option  expires or terminates  for any reason,  without having been  exercised in full, the  unpurchased  shares subject to such option will be available again for the purposes of the 2000 Plan.

PARTICIPATION

            Any employee,  officer,  director of, and any consultant and advisor to the Company or any of its  subsidiaries  shall be  eligible to receive  stock options under the 2000 Plan.  Only employees of the Company or its  subsidiaries shall be eligible to receive incentive stock options.

OPTION PRICE

            The exercise  price of each option is determined  by the  Committee, but may not be less than 100% of the Fair  Market  Value (as defined in the 2000
Plan) of the shares of Common Stock covered by the option on the date the option is granted in the case of an incentive  stock  option,  nor less than 80% of the
Fair  Market  Value of the shares of Common  Stock  covered by the option on the date the option is granted in the case of a  non-statutory  stock option.  If an incentive  stock option is to be granted to an employee who owns over 10% of the total combined voting power of all classes of the Company's  capital stock, then the  exercise  price may not be less than 110% of the Fair  Market  Value of the
Common Stock covered by the option on the date the option is granted.

TERMS OF OPTIONS

            The Committee shall, in its discretion,  determine whether an option is vested or unvested and shall fix the term of each option,  provided  that the maximum term of each option shall be ten years.  The 2000 Plan  provides for the earlier  expiration  of  options  of a  participant  in  the  event  of  certain
terminations  of  employment  or  engagement.   In  the  event  of  any  merger,
reorganization, consolidation, recapitalization, stock dividend, or other change in corporate  structure  affecting  the common  stock of the Company,  the Stock
Option and Compensation Committee shall, in its discretion,  make an appropriate and equitable  adjustment in the number and kind of shares reserved for issuance under the 2000 Plan and in the  number  and  option  price of shares  subject to outstanding  options  granted  under the 2000  Plan,  to the end that after such event  each  option  holder's  proportionate  interest  shall be  maintained  as
immediately   before  the   occurrence   of  such  event  and,   under   certain
circumstances,  may  terminate  outstanding  options  in  exchange  for  certain payments to option holders.

                                      -34-

RESTRICTIONS ON GRANT AND EXERCISE

            Generally,  an option may not be  transferred or assigned other than by will or the laws of descent and distribution  and, during the lifetime of the option holder,  may be exercised  solely by him. The aggregate Fair Market Value
(determined at the time the incentive  stock option is granted) of the shares as to which an  employee  may first  exercise  incentive  stock  options in any one calendar  year under all  incentive  stock  option  plans of the Company and its subsidiaries  may not  exceed  $100,000.  The  Committee  may  impose  any other conditions to exercise as it deems appropriate.

REGISTRATION OF SHARES

            The  Company  intends  to file a  registration  statement  under the
Securities  Act of 1933, as amended,  with respect to the Common Stock  issuable pursuant  to the 2000 Plan  subsequent  to the  approval of the 2000 Plan by the
Company's stockholders.

RULE 16B-3 COMPLIANCE

            In all cases, the terms,  provisions,  conditions and limitations of the 2000 Plan shall be construed and interpreted  consistent with the provisions of Rule 16b-3 of the 1934 Act, as amended.

TAX TREATMENT OF INCENTIVE OPTIONS

            No  taxable  income  will be  recognized  by an option  holder  upon receipt of an incentive stock option,  and the Company will not be entitled to a tax deduction in respect of such grant.

            In  general,  no  taxable  income  for  regular  Federal  income tax purposes  will be  recognized by an option holder upon receipt or exercise of an incentive  stock  option and the  Company  will not then be  entitled to any tax deduction. Assuming that the option holder does not dispose of the option shares before the expiration of the longer of (i) two years after the date of grant, or
(ii) one year after the  transfer  of the option  shares the option  holder will recognize capital gain upon disposition equal to the difference between the sale price on disposition and the exercise price.

            If,  however,  the option holder disposes of his option shares prior to the expiration of the required  holding periods,  he will recognize  ordinary income for Federal income tax purposes in the year of  disposition  equal to the lesser of (i) the difference between the fair market value of the shares at date of exercise  and the exercise  price,  or (ii) the  difference  between the sale price upon  disposition  and the exercise  price.  Any  additional  gain on such disqualifying  disposition will be treated as capital gain. In addition, if such a  disqualifying  disposition is made by the option holder,  the Company will be entitled to a deduction equal to the amount of ordinary income recognized by the option  holder  provided  such amount  constitutes  an ordinary  and  reasonable expense of the Company.

            The amount by which the fair market  value of the shares at the time of exercise  exceeds the exercise  price of an incentive  stock option will be a tax  preference  item for purposes of the  alternative  maximum tax,  which,  in general,  imposes  a 26% tax  rate on the  initial  $175,000  (and a 28% rate in excess of $175,000)  of the excess of (i) an  individual's  taxable  income with certain  adjustments  and  increased by certain tax  preference  items over (ii)
$35,750  ($49,000 for joint returns) for tax years 2001-2004  ($33,750 for joint returns  on tax years  2005 and  thereafter)  reduced  by $.25 for each $1.00 by which the  alternative  minimum  taxable income exceeds  $112,500  ($150,000 for joint  returns).  Special  rules  apply to  capital  gain  income and to married individuals  filing  separate  returns.  An  individual  will be liable  for the alternative  minimum  tax only to the extent that the amount of such tax exceeds the liability for regular Federal income tax.

                                      -35-

TAX TREATMENT OF NON-STATUTORY OPTIONS

            No  taxable  income  will be  recognized  by an option  holder  upon receipt of a non-statutory stock option, and the Company will not be entitled to a tax deduction for such grant.

            Upon the exercise of a non-statutory stock option, the option holder will  include in taxable  income for Federal  income tax  purposes the excess in value on the date of  exercise  of the  shares  acquired  upon  exercise  of the non-qualified  stock option over the exercise  price.  Upon a subsequent sale of the shares,  the option holder will derive short-term or long-term gain or loss, depending upon the option  holder's  holding  period for the shares,  commencing upon  the  exercise  of the  option,  and upon the  subsequent  appreciation  or depreciation in the value of the shares.

            The Company generally will be entitled to a corresponding  deduction at the time that the  participant is required to include the value of the shares in his income.

WITHHOLDING OF TAX

            The Company is permitted to deduct and withhold  amounts required to satisfy its withholding tax liabilities with respect to its employees or, in its discretion,  permit the withholding of shares  otherwise  issuable to the option holder.

OPTION GRANTS

            No options have heretofore been granted under the 2000 Plan.

RECOMMENDATION OF THE BOARD OF DIRECTORS

            THE BOARD OF DIRECTORS  RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF
THE ADOPTION OF THE 2000 PLAN.

                            -------------------------

                                      -36-

                  PROPOSAL 4 - APPROVAL OF THE ADOPTION OF THE
                        1999 DIRECTORS STOCK OPTION PLAN

            The Board of Directors of the Company has  unanimously  approved for submission to a vote of the stockholders a proposal to adopt the Directors Plan.
All share  information  under this proposal has not been adjusted to reflect the
Reverse Split.

            The Directors Plan is intended to assist the Company in securing and retaining  Directors  of the  Company by  allowing  them to  participate  in the ownership  and  growth  of the  Company  through  the  grant  of  stock  options
("Directors  Options").  The  Directors  Plan will provide a means  whereby such
Directors may purchase  Common Stock  pursuant to Directors  Options  granted in accordance with the Directors Plan.

ADMINISTRATION AND GRANTS

            The Directors Plan will be administered by the Board of Directors of the Company in accordance with the express provisions of the Directors Plan. The
Board of Directors will have full and complete authority to adopt such rules and regulations and to make all such other  determinations not inconsistent with the
Directors Plan as may be necessary for the administration of the Directors Plan.

            On the  date  an  eligible  Director  is  elected  to the  Board  of
Directors, such Director will receive the grant of an option to purchase 150,000 shares  of Common  Stock.  On each  anniversary  date of the  appointment  of an eligible  Director to the Board of  Directors,  such  Director  will receive the grant of an option to purchase 10,000 shares of Common Stock.  The terms for the grant of  Directors  Options  to an  eligible  Director  may only be  changed if permitted under Rule 16b-3 of the 1934 Act.

COMMON STOCK SUBJECT TO THE PLAN

            The  Common  Stock to be  issued  under the  Directors  Plan will be currently  authorized but unissued Common Stock.  The number of shares of Common
Stock  available  under the  Directors  Plan will be  subject to  adjustment  to prevent  dilution in the event of a stock split,  combination  of shares,  stock dividend or certain other events.  Shares of Common Stock subject to unexercised
Directors  Options that expire or are terminated  prior to the end of the period during which Directors  Options may be granted will be restored to the number of shares of Common Stock available for issuance under the Directors Plan.

            The Company is authorized  under the Directors  Plan to issue shares of Common Stock pursuant to the exercise of Directors  Options with respect to a maximum of 750,000  shares of Common  Stock.  As of the date hereof,  options to purchase 300,000 shares of Common Stock at an exercise price of $0.15 per share, vesting over a three year period have been  granted  pursuant to, and subject to approval by the affirmative vote of the holders of a majority of the outstanding shares of Common  Stock,  the  Directors  Plan and are held by  Directors of the
Company, as follows:

                150,000 Shares               Wolosky

                150,000 Shares               Larry Callahan

                                      -37-

ELIGIBILITY

            The  Committee is authorized  to grant  Directors  Options under the
Directors  Plan only to Directors who are not full or part time employees of the
Company or its subsidiaries or affiliates of the Company (directors who directly or indirectly own more than 10% of the outstanding shares of Common Stock of the
Company).  The term of the  Directors  Option  shall be five (5) years  from the grant  date of  each  Directors'  Option,  subject  to  earlier  termination  in accordance with the Directors Plan.

DESCRIPTION OF OPTIONS

            The  exercise  price for each  share of Common  Stock  subject  to a
Directors  Option  shall be the closing  price or last sale price on the date of issuance.

            Directors  Options  granted under the Directors Plan are exercisable at such  time or times  and  subject  to such  terms or  conditions  as shall be determined by the Board, provided, however, that except in the event of death or disability upon which events the Directors Options are immediately  exercisable, unless a longer vesting period is otherwise determined by the Board of Directors at grant,  Directors  Options  are  exercisable  as  follows:  one-third  of the aggregate  shares of Common Stock  purchasable  thereunder  commencing  one year after the date of grant,  an additional  one-third  exercisable  commencing  two years  after  the  date  of  grant  and  the  balance  commencing  on the  third anniversary  from the date of grant.  The  Board of  Directors  may  waive  such installment  exercise  provision  at any  time  in  whole  or in part  based  on performance and/or such other factors as the Board of Directors may determine in its sole  discretion,  however no Directors  Options shall be exercisable  until after six months from the date of grant.

            Directors  Options may be  exercised in whole or in part at any time during the option period,  by written notice of exercise and payment of the full purchase  price as  follows:  in cash or by  check,  bank  draft or money  order payable to the Company;  by delivery of shares of Common Stock  already owned by an eligible  director (based on the market value of the Common Stock on the date of exercise);  or through the written election of the Director to have shares of
Common Stock  withheld from the shares of Common Stock  otherwise to be received
(based on the fair market value of the Common Stock on the date of exercise).

TRANSFERABILITY; TERMINATION OF DIRECTORSHIP

            All  Directors   Options   granted  under  the  Directors  Plan  are
non-transferable and non-assignable except by will or by the laws of descent and distribution,  and may be exercised  during the lifetime of the optionee only by the optionee, his guardian or legal representative.

TERMINATION AND AMENDMENT

            The Directors  Plan will  terminate on October 11, 2010,  but may be terminated by the Board of Directors at any time before such date. The Directors
Plan may be amended at any time by the Board of Directors.  However, without the approval of the stockholders of the Company,  no such amendment may (i) increase the number of shares of Common  Stock  which may be issued  under the  Directors
Plan; (ii) modify the  requirements as to eligibility for  participation  in the
Directors  Plan;  (iii) change the minimum option exercise price; or (iv) extend the Directors  Option term.  Any  termination or amendment of the Directors Plan will not impair the rights of  optionees  under  outstanding  Directors  Options without the consent of the affected optionees.

                                      -38-

FEDERAL INCOME TAX CONSEQUENCES

            No  taxable  income  will be  recognized  by an option  holder  upon receipt of a non-statutory stock option, and the Company will not be entitled to a tax deduction for such grant.

            Upon the exercise of a non-statutory stock option, the option holder will  include in taxable  income for Federal  income tax  purposes the excess in value on the date of  exercise  of the  shares  acquired  upon  exercise  of the non-qualified  stock option over the exercise  price.  Upon a subsequent sale of the shares,  the option holder will derive short-term or long-term gain or loss, depending upon the option  holder's  holding  period for the shares,  commencing upon  the  exercise  of the  option,  and upon the  subsequent  appreciation  or depreciation in the value of the shares.

            The Company generally will be entitled to a corresponding  deduction at the time that the  participant is required to include the value of the shares in his income.

RECOMMENDATION OF THE BOARD OF DIRECTORS

            THE BOARD OF DIRECTORS  RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF
THE ADOPTION OF THE DIRECTORS PLAN.

                            -------------------------

                                      -39-

        PROPOSAL 5 - RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

            On November  24,  1998,  PricewaterhouseCoopers  LLP resigned as the auditors for the Company.

            During the fiscal  years ended  March 31,  1998 and March 31,  1997, there were no  disagreements  with  PricewaterhouseCoopers  LLP on any matter of accounting  principles or practices,  financial statement  disclosure,  auditing scope or procedure or any other  reportable  event which, if not resolved to the satisfaction  of  PricewaterhouseCoopers  LLP,  would have  caused  them to make reference to the matter in their report.

            PricewaterhouseCoopers  LLP's  report  on  the  Company's  financial statements for the fiscal year ended March 31, 1998,  contained a  qualification and explanatory paragraph with respect to the Company's ability to continue as a going  concern.  Except  with  respect  to  the  qualification  and  explanatory
paragraph   for  the  fiscal  year  ended  March  31,   1998,   the  reports  of
PricewaterhouseCoopers  LLP for the fiscal  years ended March 31, 1998 and March
31, 1997 did not contain an adverse  opinion or disclaimer of opinion,  and were not  qualified  or  modified  as to  uncertainty,  audit  scope,  or  accounting principles.

            PricewaterhouseCoopers  LLP previously  furnished the Company with a letter addressed to the SEC stating that it agreed with the above statements.

            In  June  1999,  the  Company  engaged  Grant  Thornton  LLP  as the
Company's auditors. The Company has not consulted with Grant Thornton LLP during the past two fiscal years concerning the application of accounting principles or any issues related to accounting, auditing or financial reporting.

            Although the  selection of auditors  does not require  ratification, the Board has directed that the  appointment  of Grant Thornton LLP be submitted to stockholders  for ratification due to the significance of such appointment to the Company.  If  stockholders  do not ratify the  appointment of Grant Thornton
LLP,  the  Board  will  consider  the  appointment  of  other  certified  public accountants.  The  approval of the proposal to ratify the  appointment  of Grant
Thornton  LLP  requires  the  affirmative  vote of a  majority  of votes cast by holders of the Common Stock.

            The Company's  auditors for Fiscal 2001 were Grant Thornton LLP. The
Company does not expect a representative  of Grant Thornton LLP to be present at the Meeting.

            Fees billed to Company by Grant Thornton LLP during Fiscal 2001:

            Audit fees  billed to the Company by Grant  Thornton  LLP during the
Company's  2001  fiscal  year  for  review  of the  Company's  annual  financial statements and those financial  statements  included in the Company's  quarterly reports on Form 10-Q totaled approximately $20,000.

            Financial Information Systems Design and Implementation Fees:

            The Company did not engage Grant  Thornton LLP to provide  advice to the Company regarding  financial  information  systems design and implementation during the fiscal year ended March 31, 2001.

            All Other Fees:

            Fees  billed  to the  Company  by  Grant  Thornton  LLP  during  the
Company's  2001 fiscal  year for all other  non-audit  services  rendered to the
Company, including tax related services totaled approximately $40,000.

                                      -40-

ANNUAL REPORT

            All stockholders of record as of the Record Date, have been sent, or are concurrently herewith being sent, a copy of the Company's 2001 Annual Report for the year  ended  March  31,  2001,  which  contains  certified  consolidated financial  statements  of the  Company and its  subsidiaries  for the year ended
March 31, 2001.

            ANY STOCKHOLDER OF THE COMPANY MAY OBTAIN, WITHOUT CHARGE, A COPY OF
THE  COMPANY'S  ANNUAL  REPORT ON FORM 10-K FOR THE YEAR  ENDED  MARCH 31,  2000
(WITHOUT  EXHIBITS) AS FILED WITH THE  SECURITIES  AND EXCHANGE  COMMISSION,  BY
WRITTEN  REQUEST TO THE COMPANY'S  SECRETARY,  CPX CORP.,  150 EAST 52ND STREET,
21ST FLOOR, NEW YORK, NEW YORK 10022.

                              STOCKHOLDER PROPOSALS

            In order to be considered for inclusion in the proxy materials to be distributed in connection  with the next annual meeting of  stockholders  of the
Company,  stockholders  proposals  for such  meeting  must be  submitted  to the
Company no later than February 22, 2002.

            On May 21,  1998,  the SEC adopted an  amendment  to Rule 14a-4,  as promulgated  under the 1934 Act. The amendment to Rule  14a-4(c)(1)  governs the
Company's  use of its  discretionary  proxy voting  authority  with respect to a stockholder  proposal which is not addressed in the Company's  proxy  statement.
The new amendment provides that if a proponent of a proposal fails to notify the
Company  at least 45 days  prior to the  month and day of  mailing  of the prior
year's  proxy   statement,   then  the  Company  will  be  allowed  to  use  its
discretionary  voting  authority  when the  proposal  is raised at the  meeting, without any discussion of the matter in the proxy statement.

            With respect to the Company's 2002 Annual  Meeting of  Stockholders,
if the  Company is not  provided  notice of a  stockholder  proposal,  which the stockholder  has  not  previously  sought  to  include  in the  Company's  proxy statement,  by May 8,  2002,  the  Company  will be  allowed  to use its  voting authority as outlined above.

                              AVAILABLE INFORMATION

            The  proposed  Split  Amendment  will  result  in a  "going-private"
transaction.  The  Company  has  filed a Rule  13e-3  Transaction  Statement  on
Schedule 13E-3 under the 1934 Act with respect to the Transaction.  The Schedule
13E-3 contains additional information about the Company.  Copies of the Schedule
13E-3 are  available  for  inspection  and  copying at the  principal  executive offices  of  the  Company  during  regular  business  hours  by  any  interested stockholder of the Company,  or a  representative  who has been so designated in writing,  and may be  inspected  and copied,  or  obtained  by mail,  by written request directed to CPX Corp.,  150 East 52nd Street,  21st Floor, New York, New
York 10022 attention: Warren Lichtenstein, Secretary.

                                      -41-

            The Company is currently subject to the information  requirements of the  1934  Act  and  in  accordance  therewith  files  periodic  reports,  proxy statements  and  other  information  with  the  SEC  relating  to its  business, financial and other matters.  Stockholders  of the Company as of the Record Date for the Meeting are being  forwarded a copy of the  Company's  Annual  Report on
Form 10-K  (exclusive  of exhibits) as filed with the SEC, and the  consolidated statements  of financial  condition of the Company as of March 31, 2001 and 2000 and the related  consolidated  statements  of income,  changes in  stockholders'
equity and cash flows for each of the three years ended March 31, 2001, prepared in accordance  with  generally  accepted  accounting  principles.  Copies of the
Company's  Forms 10-Q for the quarterly  periods ended June 30, 2000,  September
30, 2000 and December 31, 2000 are available, upon written request, at no charge to all stockholders.  For a copy, write to CPX Corp., 150 East 52nd Street, 21st
Floor, New York, New York 10022 attention: Warren Lichtenstein, Secretary.

            Copies of such reports,  proxy statements and other information,  as well as the Schedule  13E-3,  may be copied (at prescribed  rates) at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W.,
Judiciary Plaza, Washington, D.C. 20549 and at the following Regional Offices of the SEC: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven
World  Trade  Center,  Suite  1300,  New  York,  New  York  10048.  For  further information concerning the SEC's public reference rooms, you may call the SEC at
1-800-SEC-0330.  Some of this information may also be accessed on the World Wide
Web through the SEC's Internet address at "http://www.sec.gov".

                                  OTHER MATTERS

            As of the  date of this  Proxy  Statement,  management  knows  of no matters  other  than  those  set  forth  herein  which  will  be  presented  for consideration  at the  Meeting.  If any other  matter or  matters  are  properly brought before the Meeting or any adjournment  thereof, the persons named in the accompanying Proxy will have  discretionary  authority to vote or otherwise act, with respect to such matters in accordance with their judgment.

                                             Warren G. Lichtenstein
                                             Chairman and
                                             Chief Executive Officer

                                      -42-

         THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
                                    CPX CORP.

                     PROXY -- ANNUAL MEETING OF STOCKHOLDERS
                                  JULY 19, 2001

            The undersigned,  a stockholder of CPX Corp., a Delaware corporation
(the "Company"),  does hereby  constitute and appoint Warren G. Lichtenstein and
Steven  Wolosky the true and lawful  attorneys  and  proxies  with full power of substitution,  for and in the name, place and stead of the undersigned,  to vote all of the shares of Common Stock of the Company that the  undersigned  would be
entitled  to  vote  if  personally   present  at  the  2001  Annual  Meeting  of
Stockholders  of the Company to be held at the offices of Olshan  Grundman Frome
Rosenzweig  & Wolosky LLP at 505 Park Avenue,  New York,  New York 10022 on July
19,  2001 at 9:00  a.m.,  local  time,  or at any  adjournment  or  adjournments thereof.

            The undersigned  hereby instructs said proxies or their  substitutes as set forth below.

1.             ELECTION OF DIRECTORS:

               The election of Warren G. Lichtenstein, Steven Wolosky and Larry Callahan.

               / / FOR                       / / TO  WITHHOLD  AUTHORITY  TO VOTE FOR ALL
               NOMINEES

               TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE(S), PRINT NAME(S) BELOW:

               --------------------------------

2.             APPROVAL AND ADOPTION OF THE PROPOSED AMENDMENT TO ARTICLE IV OF THE COMPANY'S
               CERTIFICATE OF INCORPORATION TO EFFECT A 1-FOR-1,000  REVERSE SPLIT.

               / / FOR                      / / AGAINST             / / ABSTAIN

3.             APPROVAL AND ADOPTION OF THE 2000 PLAN.

               / / FOR                      / / AGAINST             / / ABSTAIN

4.             APPROVAL AND ADOPTION OF THE DIRECTORS PLAN

               / / FOR                      / / AGAINST             / / ABSTAIN

5.             TO RATIFY THE APPOINTMENT OF INDEPENDENT AUDITORS:

               / / FOR                      / / AGAINST             / / ABSTAIN

6.             DISCRETIONARY AUTHORITY:

               In their discretion, the proxies are authorized to vote upon such other and further business as may properly come before the Meeting.

                                                 (Continued on the reverse side)

               THIS  PROXY  WILL BE VOTED  IN  ACCORDANCE  WITH  ANY  DIRECTIONS
HEREINBEFORE  GIVEN.  UNLESS  OTHERWISE  SPECIFIED,  THIS PROXY WILL BE VOTED TO
ELECT THE  NOMINEES AS  DIRECTORS,  IN FAVOR OF THE APPROVAL AND ADOPTION OF THE
REVERSE  SPLIT,  IN FAVOR OF THE  APPROVAL AND ADOPTION OF THE 2000 PLAN AND THE
DIRECTORS PLAN, TO RATIFY THE APPOINTMENT OF GRANT THORNTON LLP AS THE COMPANY'S
INDEPENDENT AUDITOR AND IN FAVOR OF AND IN ACCORDANCE WITH THE DISCRETION OF THE
PROXIES OR PROXY WITH  RESPECT TO ANY OTHER  BUSINESS  TRANSACTED  AT THE ANNUAL
MEETING.

               The  undersigned  hereby revokes any proxy or proxies  heretofore given and  acknowledges  receipt of a copy of the Notice of Annual  Meeting  and
Proxy  Statement,  both dated June 22, 2001, and a copy of the Company's  Annual
Report on Form 10-K for the fiscal year ended March 31, 2001.

                                   Please mark,  date,  sign and mail this proxy
                                   in the envelope provided for this purpose. No
                                   postage is  required  if mailed in the United
                                   States.

                                   ______________________, 2001

                                   _______________________(L.S.)

                                   _______________________(L.S.)
                                          Signature(s)

                                   NOTE:  Please  sign  exactly  as your name or
                                   names   appear   hereon.   When   signing  as
                                   attorney, executor, administrator, trustee or
                                   guardian,  please  indicate  the  capacity in
                                   which signing. When signing as joint tenants,
                                   all parties in the joint  tenancy  must sign.
                                   When a proxy is given by a Company, it should
                                   be signed with full  corporate name by a duly
                                   authorized officer.

                                   APPENDIX A
                                   ----------

[Date]

IMPORTANT REMINDER

DEAR CPX CORP. STOCKHOLDERS:

            Your  proxy has not yet been  received  for the  Annual  Meeting  of
Stockholders  of CPX Corp.  scheduled to be held on July 19, 2001. No matter how many or how few shares you own, your vote is important.

            At the Annual Meeting,  you will be asked to vote upon,  among other things,  the  election of three  directors,  the approval of an amendment of the
Company's Restated  Certificate of Incorporation to effect a 1-for-1,000 reverse stock split,  the approval of the Company's  2000 Stock Option Plan and the 1999
Directors Stock Option Plan.

            As further  described in the Proxy  Statement  previously  mailed to you,  the  approval  of the  reverse  stock  split will enable the Company to go private and therefore end its  obligations  to file annual and periodic  reports and make other filings with the Securities and Exchange Commission. If approved, benefits derived from going private include (i) eliminating the costs associated with filing  documents  under the  Securities  and  Exchange  Act of 1934,  (ii)
reducing the cost of  administrating  stockholder  accounts and requests,  (iii)
providing  liquidity  to  holders  owning  a small  number  of  shares  and (iv)
providing  the  Company  with  greater  flexibility  in  the  management  of the
Company's capitalization and the ability to pursue potential acquisitions in the future.

            For reasons outlined in the Proxy Statement,  the Board of Directors encourages you to vote FOR all proposals.

            Please  take the time  today  to  sign,  date and mail the  enclosed duplicate  proxy in the  postage  paid  envelope as soon as  possible.  If it is convenient,  you may also vote your  shares over the  Internet or by  telephone, simply follow the directions on the reverse side of this letter.

            If you  need  another  copy  of the  Proxy  Statement  or  have  any questions,  please contact MacKenzie Partners,  Inc., which is assisting us with the  solicitation  of proxies,  at (800)  322-2885  Toll-free or (212)  929-5500
Collect.

            Your prompt attention to this matter would be greatly appreciated.

                                                  Sincerely,

                                                  WARREN G. LICHTENSTEIN
                                                  Chairman of the Board
                                                  and Chief Executive Officer

                                      A-1

INSTRUCTIONS FOR VOTING BY TELEPHONE

            *           Call the 800 telephone  number located in the upper left
                        of the enclosed proxy.

            *           Use your 12-digit control number, which is located above
                        Proposal 1 to access the voting menu.

            *           Follow the pre-recorded instructions

INSTRUCTIONS FOR VOTING VIA THE INTERNET

            *           Contact www.PROXYVOTE.com.

            *           Use your 12-digit control number, which is located above
                        Proposal 1 to access the voting screen.

            *           Follow the pre-printed instructions.

                If you have any questions, or need assistance in
                  voting your shares, please contact our proxy
                     solicitor, MacKenzie Partners, Inc. at
                         (800)322 - 2885 (toll-free) or
                         (212)929 - 5500 (call collect)

                                      A-2

                                   APPENDIX B
                                   ----------

                            CERTIFICATE OF AMENDMENT

                                     OF THE

                          CERTIFICATE OF INCORPORATION

                                       OF

                                    CPX CORP.

================================================================================

            It is hereby certified that:

            (1)         The  name  of  the   corporation   is  CPX  CORP.   (the
                        "Corporation").

            (2)         The  amendment  of  the  certificate  of   incorporation
                        effected by this  certificate of amendment is to reflect
                        a reverse stock split of the Corporation's common stock.
                        The amendment  does not change the terms and  provisions
                        of the Corporation's  authorized  blank-check  preferred
                        stock.

            (3)         To  accomplish  the  foregoing  amendment,  the  leading
                        paragraph  of  Article   FOURTH  of  the   Corporation's
                        certificate  of  incorporation,  relating to the reverse
                        stock split of the Corporation's Common Stock, is hereby
                        amended to state the following:

                                   "FOURTH:  The total number of shares of stock
                                   which   the   Corporation   shall   have  the
                                   authority  to  issue  is  30,000,000  shares,
                                   consisting   of  (i)   1,000,000   shares  of
                                   Preferred   Stock,   $.001  par  value   (the
                                   "Preferred Stock") and (ii) 29,000,000 shares
                                   of Common Stock, $1.00 par value (the "Common
                                   Stock").

                                   Simultaneously with the effective date of the
                                   filing of this amendment to the Corporation's
                                   Certificate of Incorporation  (the "Effective
                                   Date"), each share of Common Stock, par value
                                   $.001 per share,  of the  Corporation  issued
                                   and  outstanding  or held as treasury  shares
                                   immediately  prior to the Effective Date (the
                                   "Old Common  Stock") shall  automatically  be
                                   reclassified   and  continued  (the  "Reverse
                                   Stock Split"), without any action on the part
                                   of the holder thereof, as 1/1000 of one share
                                   of Common Stock.  The  Corporation  shall not
                                   issue  fractional  shares on  account  of the
                                   Reverse  Split.  Holders of Old Common  Stock
                                   who would otherwise be entitled to a fraction
                                   of a share on  account of the  Reverse  Split
                                   shall  receive,  upon  surrender of the stock
                                   certificates  formerly representing shares of
                                   the  Old  Common  Stock,   in  lieu  of  such
                                   fractional  share,  an  amount  in cash

                                      B-1

                                   (the  "Cash-in-Lieu  Amount")  equal  to  the
                                   product of (i) the  fractional  share which a
                                   holder   would   otherwise  be  entitled  to,
                                   multiplied  by (ii) 1,000 times such price as
                                   the   Corporation's    Board   of   Directors
                                   determines, in its discretion, to be the fair
                                   market  value  per  share  of the Old  Common
                                   Stock  on  the  business  day  prior  to  the
                                   Effective  Date. No Interest shall be payable
                                   on the Cash-in-Lieu Amount."

            (4)         The amendment of the certificate of incorporation herein
                        certified has been duly adopted in  accordance  with the
                        provisions of Section 242 of the General Corporation Law
                        of the State of Delaware.

            Signed and attested to on July __, 2001.

                                   By:
                                      -----------------------------------
                                   Name: Warren G. Lichtenstein
                                   Title:   Chief Executive Officer

                                      B-2

                                   APPENDIX C
                                   ----------

       SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

SECTION 262. APPRAISAL RIGHTS

(a) Any  stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand  pursuant to  subsection  (d) of this section with  respect to such shares,  who  continuously  holds such shares  through the effective date of the merger or consolidation,  who has otherwise  complied with subsection  (d) of this section and who has neither voted in favor of the merger or  consolidation  nor consented  thereto in writing pursuant to (S) 228 of this title  shall be entitled  to an  appraisal  by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances  described in subsections  (b) and (c) of this  section.  As used in this  section,  the  word
"stockholder"  means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and  include  what is  ordinarily  meant by those words and also  membership  or membership  interest  of a  member  of a  nonstock  corporation;  and the  words
"depository  receipt" mean a receipt or other instrument  issued by a depository representing an interest in one or more shares, or fractions thereof,  solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent  corporation in a merger or  consolidation to be effected pursuant to (S) 251 (other than a merger effected pursuant to (S) 251(g) of this title), (S) 252, (S) 254, (S) 257, (S) 258, (S) 263 or (S) 264 of this title:

               (1)  Provided,  however,  that no  appraisal  rights  under  this section  shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the  stockholders  entitled to receive  notice of and to vote at the meeting of  stockholders to act upon the agreement of merger or consolidation, were either
               (i) listed on a national  securities  exchange or designated as a national  market  system  security  on an  interdealer  quotation system by the National Association of Securities Dealers, Inc. or
               (ii)  held of  record by more than  2,000  holders;  and  further provided  that no appraisal  rights  shall be  available  for any shares of stock of the constituent corporation surviving a merger if the merger did not  require for its  approval  the vote of the
               stockholders   of  the  surviving   corporation  as  provided  in
               subsection (f) of (S) 251 of this title.

               (2) Notwithstanding  paragraph (1) of this subsection,  appraisal rights  under this section  shall be available  for the shares of any class or series of stock of a constituent  corporation if the holders  thereof  are  required by the terms of an  agreement  of merger or  consolidation  pursuant to (S)(S) 251,  252, 254, 257,
               258, 263 and 264 of this title to accept for such stock  anything except:

                              a. Shares of stock of the corporation surviving or
                              resulting  from such merger or  consolidation,  or
                              depository receipts in respect thereof;

                              b.  Shares of stock of any other  corporation,  or
                              depository  receipts  in  respect  thereof,  which
                              shares of stock (or depository receipts in respect
                              thereof) or  depository  receipts at the effective
                              date of the merger or consolidation will be either
                              listed  on  a  national   securities  exchange  or
                              designated as a national market system security on
                              an  interdealer  quotation  system by the National
                              Association of Securities Dealers, Inc. or held of
                              record by more than 2,000 holders;

                              c. Cash in lieu of fractional shares or fractional
                              depository  receipts  described  in the  foregoing
                              subparagraphs a. and b. of this paragraph; or

                                      C-1

                              d.  Any   combination  of  the  shares  of  stock,
                              depository receipts and cash in lieu of fractional
                              shares or fractional depository receipts described
                              in the  foregoing  subparagraphs  a., b. and c. of
                              this paragraph.

               (3)  In the  event  all of the  stock  of a  subsidiary  Delaware corporation  party to a  merger  effected  under  (S) 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any  corporation  may  provide  in its  certificate  of  incorporation  that appraisal  rights  under this section  shall be available  for the shares of any class or series of its stock as a result of an amendment to its  certificate  of incorporation,  any  merger  or  consolidation  in which  the  corporation  is a constituent corporation or the sale of all or substantially all of the assets of the corporation.  If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

               (1) If a proposed  merger or  consolidation  for which  appraisal rights are provided  under this  section is to be  submitted  for approval at a meeting of stockholders,  the corporation, not less than 20 days  prior  to the  meeting,  shall  notify  each of its stockholders  who was such on the  record  date for such  meeting with respect to shares for which  appraisal  rights are available pursuant to subsection  (b) or (c) hereof that  appraisal  rights are  available  for any or all of the  shares of the  constituent corporations,  and shall  include  in such  notice a copy of this section.  Each  stockholder  electing to demand the  appraisal of such  stockholder's  shares  shall  deliver  to the  corporation, before the taking of the vote on the merger or  consolidation,  a written demand for appraisal of such stockholder's  shares.  Such
               demand  will  be  sufficient   if  it   reasonably   informs  the
               corporation  of the  identity  of the  stockholder  and  that the stockholder  intends  thereby  to demand  the  appraisal  of such stockholder's  shares.  A proxy or vote  against  the  merger  or consolidation  shall not constitute such a demand.  A stockholder electing  to take such  action  must do so by a separate  written demand as herein  provided.  Within 10 days  after the  effective date of such merger or consolidation,  the surviving or resulting corporation  shall notify each  stockholder  of each  constituent corporation  who has complied  with this  subsection  and has not voted in favor of or consented to the merger or  consolidation of the date that the merger or consolidation  has become  effective;
               or

               (2) If the merger or consolidation  was approved  pursuant to (S)
               228 or (S)  253 of  this  title,  each  constituent  corporation, either before the effective  date of the merger or  consolidation or within ten days  thereafter,  shall notify each of the holders of any class or series of stock of such  constituent  corporation who are  entitled  to  appraisal  rights of the  approval  of the merger or  consolidation  and that appraisal rights are available for any or all  shares  of such  class or series of stock of such constituent corporation,  and shall include in such notice a copy of this  section;  provided  that,  if the  notice is given on or after the  effective  date of the merger or  consolidation,  such notice shall be given by the  surviving or resulting  corporation to all  such  holders  of any  class  or  series  of  stock  of a constituent  corporation  that are entitled to appraisal  rights.
               Such notice may, and, if given on or after the effective  date of the merger or consolidation, shall, also notify such stockholders of  the  effective  date  of the  merger  or  consolidation.  Any stockholder  entitled to  appraisal  rights  may,  within 20 days after the date of mailing of such notice,  demand in writing from the  surviving or  resulting  corporation  the  appraisal of such holder's shares.  Such demand will be sufficient if it reasonably informs the  corporation of the identity of the  stockholder  and that the  stockholder  intends thereby to demand the appraisal of such holder's shares. If such notice did not notify  stockholders of the effective date of the merger or consolidation,  either (i)
               each such  constituent

                                       C-2

               corporation  shall send a second notice before the effective date of the merger or  consolidation  notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to  appraisal  rights of the  effective  date of the merger  or  consolidation  or (ii)  the  surviving  or  resulting corporation  shall send such a second  notice to all such holders on or  within  10  days  after  such  effective  date;  provided, however,  that if such  second  notice  is sent more than 20 days following  the sending of the first  notice,  such second  notice need  only  be  sent  to  each  stockholder  who is  entitled  to appraisal rights and who has demanded  appraisal of such holder's shares in accordance  with this  subsection.  An affidavit of the secretary or assistant  secretary or of the transfer agent of the corporation  that is  required  to give  either  notice that such notice has been given  shall,  in the absence of fraud,  be prima facie  evidence  of the facts  stated  therein.  For  purposes of determining the  stockholders  entitled to receive either notice, each constituent  corporation may fix, in advance,  a record date that  shall be not more than 10 days prior to the date the notice is given,  provided,  that if the notice is given on or after the effective  date of the merger or  consolidation,  the record date shall be such effective  date. If no record date is fixed and the notice is given  prior to the  effective  date,  the record  date shall be the close of business on the day next  preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting  corporation  or any  stockholder  who has complied  with subsections  (a) and (d)  hereof  and who is  otherwise  entitled  to  appraisal rights,  may file a petition in the Court of Chancery  demanding a determination of the  value  of  the  stock  of all  such  stockholders.  Notwithstanding  the foregoing,  at any time within 60 days after the effective date of the merger or
consolidation,   any   stockholder   shall  have  the  right  to  withdraw  such
stockholder's  demand for  appraisal  and to accept the terms  offered  upon the merger or consolidation.  Within 120 days after the effective date of the merger or  consolidation,  any  stockholder  who has complied with the  requirements of subsections  (a) and (d)  hereof,  upon  written  request,  shall be entitled to receive  from  the  corporation  surviving  the  merger  or  resulting  from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or  consolidation  and with respect to which  demands for appraisal have been received and the aggregate number of holders of such shares.
Such written  statement shall be mailed to the stockholder  within 10 days after such  stockholder's  written  request  for such a  statement  is received by the surviving or resulting  corporation  or within 10 days after  expiration  of the period for  delivery  of demands  for  appraisal  under  subsection  (d) hereof, whichever is later.

(f) Upon the filing of any such  petition  by a  stockholder,  service of a copy thereof shall be made upon the surviving or resulting  corporation,  which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly  verified list  containing  the names and addresses of all  stockholders  who have  demanded  payment for their shares and with whom  agreements  as to the value of their  shares have not been reached by the surviving or resulting  corporation.  If the petition  shall be filed by the surviving or resulting corporation,  the petition shall be accompanied by such a duly verified list. The Register in Chancery,  if so ordered by the Court, shall give  notice of the time and place  fixed for the  hearing of such  petition  by registered or certified  mail to the surviving or resulting  corporation  and to the stockholders shown on the list at the addresses therein stated.  Such notice shall also be given by 1 or more  publications at least 1 week before the day of the  hearing,  in a newspaper  of general  circulation  published in the City of
Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by  publication  shall be approved by the Court,  and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition,  the Court shall determine the stockholders who have  complied  with this section and who have become  entitled to appraisal rights.  The Court may require the  stockholders  who have demanded an appraisal for their shares and who hold stock  represented by certificates to submit their certificates  of stock to the Register in Chancery  for notation  thereon of the pendency of the appraisal  proceedings;  and if any stockholder  fails to comply with  such  direction,  the  Court  may  dismiss  the  proceedings  as  to  such stockholder.

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(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares,  determining  their fair value  exclusive of any element of
value  arising  from  the   accomplishment  or  expectation  of  the  merger  or
consolidation,  together  with a fair rate of interest,  if any, to be paid upon the amount  determined to be the fair value. In determining such fair value, the
Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors,  including the rate of interest which the surviving or resulting  corporation  would have had to pay to borrow money  during the pendency of the  proceeding.  Upon  application  by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion,  permit discovery or other pretrial  proceedings and may proceed to trial upon the appraisal prior to the final  determination  of the  stockholder  entitled to an appraisal.  Any stockholder  whose name appears on the list filed by the  surviving or resulting corporation  pursuant to  subsection  (f) of this section and who has  submitted such stockholder's certificates of stock to the Register in Chancery, if such is required,  may  participate  fully  in  all  proceedings  until  it  is  finally determined that such  stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with  interest,  if  any,  by the  surviving  or  resulting  corporation  to the stockholders entitled thereto.  Interest may be simple or compound, as the Court may direct.  Payment shall be so made to each such  stockholder,  in the case of holders  uncertificated  stock  forthwith,  and the case of  holders  of  shares represented  by  certificates  upon  the  surrender  to the  corporation  of the certificates  representing  such stock.  The  Court's  decree may be enforced as other decrees in the Court of Chancery may be enforced,  whether such  surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the  proceeding  may be  determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances.  Upon application of a stockholder,  the Court may order all or a portion of the expenses incurred by any  stockholder  in  connection  with the appraisal  proceeding,  including, without  limitation,  reasonable  attorney's  fees and the fees and  expenses of experts,  to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and  after  the  effective  date of the  merger  or  consolidation,  no stockholder who has demanded  appraisal  rights as provided in subsection (d) of this section  shall be entitled to vote such stock for any purpose or to receive payment of dividends or other  distributions  on the stock (except  dividends or other  distributions  payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation);  provided,  however, that if no  petition  for an  appraisal  shall be filed  within the time  provided in subsection  (e) of this  section,  or if such  stockholder  shall deliver to the surviving or resulting  corporation a written  withdrawal of such  stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days  after the  effective  date of the  merger  or  consolidation  as provided  in  subsection  (e) of this  section or  thereafter  with the  written approval of the corporation,  then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the
Court,  and such approval may be conditioned  upon such terms as the Court deems just.

(l) The shares of the surviving or resulting  corporation to which the shares of such objecting  stockholders  would have been converted had they assented to the merger or consolidation  shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 339, L. 98, eff.
7-1-98.)

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